8/12



03029219

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Metro Cash & Carry Limited

*CURRENT ADDRESS

PROCESSED

AUG 18 2003

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4279 FISCAL YEAR 4-30-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE: 8/14/03

82-4279

AR/S

4-30-03 03 AUG 12 AM 7:21

METRO CASH AND CARRY LIMITED

ANNUAL REPORT 2003



Profile

The Metro group of companies conducts business in seventeen countries as distributors of groceries and fast moving consumer goods, including liquor

Objectives

Stakeholders

- Ensure long term profitability for the benefit of all stakeholders
- Provide shareholders with an acceptable return on their investment
- Provide our people with merit based reward, the ability to create wealth and self-improvement through training and development

Business

- Satisfy customer requirements through superior service and the supply of quality products at competitive prices
- Support our suppliers by routing their products throughout our distribution network
- Improve operational efficiencies throughout the Group and thereby establish a winning culture and image
- Be constructive in the development of the social and economic futures of all countries in which the Group operates

Mission

To be the leading distributor of fast moving consumer goods

CONTENTS

Salient features



Revenue* – R billions
60
50
40
30
20
10
0
28.7
29.5
32.9
43.1
51.8
1999 2000 2001 2002 2003

*Continuing operations



Operating income before interest paid – R millions
1 500
1 200
900
600
300
0
554
758
634
933
1 234
1999 2000 2001 2002 2003



Cash generated by operating activities – R millions
1 250
1 000
750
500
250
0
462
154
332
1 085
1 004
1999 2000 2001 2002 2003



Net interest bearing debt to capital employed – %
300
250
200
150
100
50
0
276.2
145.6
113.4
77.9
36.6
1999 2000 2001 2002 2003

R000	**2003**	2002	% improvement
Revenue	**51 787 714**	43 089 541	20.2
Operating income before depreciation and interest paid	**1 467 497**	1 115 567	31.5
Operating income before interest paid	**1 233 891**	932 947	32.3
Income before taxation and exceptional items	**983 003**	694 819	41.5
Operating margin to revenue (%)	**1.9**	1.6	17.7
Headline earnings per share (cents)	**26.2**	20.2	29.7
Cash generated by operating activities	**1 004 139**	1 085 118	(7.5)
Net interest bearing debt to capital employed* (%)	**36.6**	77.9	53.0

Capital employed consists of shareholders' equity plus outside shareholders' interest

Champion of the independent traders in all the countries in which the Group operates

Group financial highlights

 Turnover above ***R50 billion***

 Income before tax exceeds ***R1 billion***

 Headline earnings per share increases by ***29%***

 Cash generated by operating activities exceeds ***R1 billion***

 Gearing improved by ***53%***

AUSTRALIA



Turnover **R36 billion** +24%

Segment result

R838 million +43%

Cash generated by operating activities

R792 million

SOUTHERN AFRICA

Turnover **R13 billion** +16%

Segment result

R299 million +28%



Cash generated by operating activities

R334 million

REST OF AFRICA



Turnover **R2.5 billion** (3%)

Segment result

R87 million (2%)

Cash generated by operating activities

R74 million

Group at a glance

Our global reach extends from the Republic of South Africa into Swaziland, Lesotho, Namibia, Botswana, Malawi, Zimbabwe, Kenya, Angola, Uganda, Madagascar, Mozambique, Israel, and as far afield as Hong Kong, Peoples Republic of China, Australia and New Zealand.

























61.1%

METCASH TRADING, AUSTRALASIA

IGA Distribution

Campbells Cash & Carry

Australian Liquor Marketers

100%

METCASH TRADING, SOUTHERN AFRICA

Cash and carry

Metro & Trador

Trade Centre

Liquor

Distribution and franchise operations

UMS buying group

Metcorp Trading export division

100%

METCASH AFRICA

Cash and carry

Retail stores

Distribution and franchise operations



Board of directors

1 **FREDERIK VAN ZYL SLABBERT*▲**
(63)
Independent non-executive chairman

2 **CARLOS DOS SANTOS**
(59) CA(SA)
Group chief executive
33 years industry experience

3 **JOHN GRAINGER**
(53)
Chief executive – Metcash Africa
33 years industry experience

4 **BRIAN JOSEPH**
(59) Dip Law
Group merchandise
19 years industry experience

5 **DORON KASHUV◆**
(56)
Independent non-executive director

6 **LEKGAU MATHABATHE**
(78) BA, Dip Teaching
Public affairs
10 years industry experience

7 **ROY McALPINE***
(62) BSc, CA
Independent non-executive director

8 **HILTON MER**
(45) BCom, LLB
Chief executive – Metcash Trading, Southern Africa
7 years industry experience

9 **GAVIN PIETERSE▲**
(43)
Independent non-executive director

10 **ANDREW REITZER**
(49) BCom, MBL
Chief executive – Metcash Trading, Australasia
25 years industry experience

11 **GERALD RUBENSTEIN***
(69) BProc
Independent non-executive director

12 **DUDLEY RUBIN**
(59) CA(SA), HDip BDP, MBA
Group finance
20 years industry experience

13 **SHEPHERD SHONHIWA▲**
(49) MBA, Hon BAdmin, BAdmin, Dip SocSc, Dip HR Management
Independent non-executive director

14 **RONNIE TAUROG**
(58) BCom, LLB (cum laude)
Group corporate strategy
23 years industry experience

**Audit, risk and compliance committee member*
▲*Remuneration and nominations committee member*
◆*Israeli*


3
7
6
10
14
5
1
9
4
8
11
2
13
12



Dear shareholder

All our divisions exceeded expectations, producing results that defied generally poor trading conditions in the whole of Africa, turmoil in other parts of the world and, of course, the strong Rand . . . The low debt levels and strong cash flows have also created expansion opportunities, which we are eager to exploit in all three divisions.



FREDERIK VAN ZYL SLABBERT – Group chairman, **CARLOS DOS SANTOS** – Group chief executive



Turnover
25.5%
4.9%
69.6%
Operating income
24.4%
7.2%
68.4%
Total assets
31.4%
6.4%
62.2%
Australia
Southern Africa
Rest of Africa

PLATFORM FOR SUSTAINED GROWTH In our report last year we stated: "Metro is invigorated, high on morale and eager to embrace all challenges ahead." Well, the Group delivered on all its promises – and more – for the 2003 financial year.

All our divisions exceeded expectations, producing results that defied generally poor trading conditions in the whole of Africa, turmoil in other parts of the world and, of course, the strong Rand. The last point assumes a major significance in light of the fact that our offshore operations increased their share of Group turnover to 75% and operating income to 78%.

The year's highlights included –

- turnover exceeded R50 billion for the first time – making Metro the second-largest industrial company by turnover in South Africa;
- profit before tax exceeded R1 billion for the first time;
- the balance sheet continued to strengthen, with Group gearing improving dramatically from 78% to 37%, and net debt reducing from R1.36 billion to R844 million;
- the roll-over of the offshore loan of A$150 million. With repayments coming out of dividends from Australia, this is expected to reduce by at least 60% over the next three years;
- significant growth in Australia, with market share gains of 4% over the past two years. This subsidiary, which is gaining in reputation and standing, is amongst the seventy-five largest companies on the Australian Stock Exchange by market capitalisation;

- good turnover growth in a very tough market in South Africa, and the introduction of new formats in cash and carry and liquor stores;
- the E3 stock replenishment system went live in South Africa;
- subsequent to the year end, the purchase of the Seven-Eleven chain, which makes Metro the second-largest franchisor in South Africa;
- the African operations are well positioned for continuing growth, with the Angolan stores, in particular, trading well;
- excellent results from Zimbabwe, although this operation is not consolidated;
- a modest profit for the year from the Israeli operations which are carried at no value and are not consolidated, despite extremely difficult political and economic conditions.

FINANCIAL PERFORMANCE Cash flows from all three divisions were positive. The record turnover and operating profit were matched by a 29% growth in headline earnings per share to 26.18 cents.

Net asset value per share increased by 22%.

Metcash Australasia as accounted for 69% of operating income, Metcash South Africa 24% and Metcash Africa 7%.

	2003 R000	2002 R000	% change
Revenue	**51 787 714**	43 089 541	20.2
Income before taxation, exceptional items and goodwill amortisation	**1 036 627**	738 041	40.5
Income after taxation	**672 058**	628 862	6.9
Headline earnings	**456 700**	342 444	33.4
Headline earnings per share (cents)	**26.18**	20.23	29.4
Total assets	**9 367 042**	9 844 466	(4.8)
Net asset value per share (cents)	**92.7**	76.2	21.7
Cash generated by operating activities	**1 004 139**	1 085 118	(7.5)

PEOPLE POWER Our 15 627 people, employed throughout the world, are our greatest asset. This mighty force deserves enormous credit for the success of Metro over the past few years. Following the Australian turnaround and the South African restructuring, our people stuck to the game plan, embraced all challenges and went the extra mile in restoring Metro to one of South Africa's most admired companies.

And, of course, with great teams come great leaders. Andrew Reitzer in Australia, Hilton Mer in Southern Africa and John Grainger in the Rest of Africa, led from the front and proved again to be inspiring leaders. To them, their executives and teams, the board extends its sincere thanks.

INFORMATION TECHNOLOGY The Group's commitment to improving customer service, lowering the cost of doing business and providing effective management control is evidenced by its continued investment in, and focus on, information technology.

During the year under review, IT-supported initiatives were implemented in a number of the businesses which significantly improved the Group's effectiveness and ability to compete in the future.



The introduction of voice-based picking and radio-frequency-receiving technologies in the ALM and IGA Distribution centres has provided a mechanism for improving service levels, speed of operation and accuracy. A single-item pick capability, supported by put-to-light technology, has enabled Campbells Cash & Carry to service the convenience store market more effectively. In addition, a common cash and carry point of sale solution has been introduced successfully, providing significantly improved functionality and controls.

New business initiatives in South Africa such as Unitrade Management Services and regional distribution hubs have been fully supported by new information technology systems. These solutions will continue to be deployed during the forthcoming year.

Management controls are being improved with the implementation of new accounts receivable solutions throughout the Group, a new centralised stock replenishment system in South Africa and the introduction of a data warehouse-based reporting and analysis solution across all businesses in Australia.

The Group is committed to introducing proven, effective information technology solutions and will strive to remain up to date with latest industry developments. Our core operational systems and technology infrastructure components are continually being reviewed and, where necessary, being upgraded or replaced to cater for the ongoing demands of the business.



RESPONSIBLE CITIZEN Metro has always placed great emphasis on not only the development of its own people, but also on that of its customers and the communities in which it operates. Training, educational initiatives, social upliftment and the fight against HIV/Aids and crime are some of the areas in which the Group is involved.

The Group also constantly reviews its corporate governance practices, not only at corporate level, but in all three operating divisions.

Details of the various issues referred to above are contained elsewhere in this report.

DIRECTORATE During the year, Bernard Hale resigned as a director to take up the position of information technology director of Metcash Trading, Australasia. We are particularly happy that his expertise and experience are being retained within the Group. After the year end, Doron Kashuv's status changed from executive to non-executive director. Save for these two events, there were no changes to the board which comprises eight executive and six non-executive directors.

APPRECIATION We have already paid tribute to the power of our people. Our sincere thanks for their loyalty and support also go to our fellow board members, other executives, customers and suppliers. We have come a long way together – and look forward to continuing our mutually beneficial and rewarding relationships for many years.

LOOKING GOOD AHEAD With the period of consolidation now complete, the Group is left with a sound platform for strong, sustainable growth. The low debt levels and strong cash flows have also created expansion opportunities, which we are eager to exploit in all three divisions. At the same time, we are exploring new international opportunities.

We are within reach of our target of achieving a pre-tax margin of 2.5%.

In a nutshell, our goal of being a global player remains firmly intact.

Frederik van Zyl Slabbert
Group chairman

Carlos dos Santos
Group chief executive

METCASH TRADING, AUSTRALASIA


It's your


Turnover
69.6%


Operating income
68.4%


Total assets
62.2%

This division, listed on the Australian Stock Exchange, employs 4 202 people and operates IGA retail distribution centres, liquor distribution (Australian Liquor Marketers), and cash and carry stores (Campbells) throughout Australia, as well as liquor distribution in New Zealand.

THE EXECUTIVE COMMITTEE

ANDREW REITZER
(Chief executive) (49) 25 years*

KEN BEAN
(Logistics and corporate development) (50) 34 years*

PETER DUBBELMAN
(Campbells Cash & Carry) (42) 20 years*

BERNARD HALE
(Information technology) (47) 27 years*

MIKE JABLONBSKI
(Merchandise) (49) 32 years*

EDWIN JANKELOWITZ
(Finance) (60) 5 years*

LOU JARDIN
(IGA Distribution) (46) 17 years*

DAVID JOHNSTON
(Human resources) (51) 25 years*

JOHN RANDALL
(Company secretary) (61) 6 years*

MIKE WESSLINK
(Australian Liquor Marketers) (56) 27 years*

**Industry experience*

REVIEW The year saw the fruition of the long term strategies and plans implemented in 1998 after Metro Cash and Carry acquired control of the business.

All three businesses exceeded forecasts, with sales growth up 16%, EBITA up 30% and profit after tax up 41% to A$81.3 million. Cash flow from trading was A$148 million, while the full year dividend of A8.6 cents reflected an increase of 72% over the previous year.

A non-recurring cost of A$3.8 million was incurred during the year as a result of the aborted joint venture in the Philippines. But for this cost, EBITA would have increased by 33%.

IGA DISTRIBUTION This business now services more than 1 100 franchised IGA retail supermarkets, each geared to the localised needs of its customers, 180 Foodworks supermarkets and more than 450 Australian United Retail supermarkets, a chain which expanded into a national network during the year.

Strong brand marketing and focus on customer service saw sales grow 25.5% and earnings before interest and tax increase by 32.2%.

During the year, 37 new stores were added and 91 major refurbishments were undertaken. This, along with the new customers who joined from opposition wholesalers, saw market share served by IGA Distributors rise from 11.8% three years ago to 16.1%.

Strong manufacturer support, store standard improvements, ongoing supply chain and technology enhancements, increased advertising, the proposed opening of twenty new stores and a further seventy refurbishments, will fuel strong sales growth in the coming years.

CAMPBELLS CASH & CARRY Although sales from the 38 cash and carry and four convenience stores fell marginally as a result of the drive to change the mix of products, focus on cost reductions, improved supply chain efficiencies and investment in "single pick" technology led to a 200% growth in EBIT to A$10.5 million for the year.

A new strategy aimed at gaining a greater share of the A$740 million petrol and convenience store market paid off, with 75% of these customers now buying from Campbells, giving them 10% of the market, a growth in this year of 30%.

AUSTRALIAN LIQUOR MARKETERS Notwithstanding severe competition from the major chains, strong marketing initiatives and acquisitions saw sales of this business unit increase by 10.2%. The investment in brands, technology and customers to protect market share resulted in earnings before interest and tax rising by only 2% to A$29.5 million.

PROSPECTS The strategy and all fundamentals are solidly in place, and further niche acquisitions are under investigation. As a result, the division is confident of achieving further solid growth in the year ahead.



FINANCIAL HIGHLIGHTS

	2003 A$000	2002 A$000	% change
Turnover	**6 695 519**	5 769 379	16
Earnings before interest, tax, amortisation and abnormals	**152 796**	117 481	30
Operating margin to turnover (%)	**2.28**	2.04	12
Inventory	**359 812**	281 494	28
Accounts receivable	**566 266**	501 393	13
Accounts payable	**787 041**	682 553	15
Total assets	**1 198 422**	1 045 270	15
Cash flow from operations	**147 924**	136 024	9

(Currency conversion rates – refer note 18)

ANDREW REITZER
Chief executive – Metcash Trading, Australasia



METCASH TRADING, SOUTHERN AFRICA




TRADE
CENTRE


Turnover
25.5%


Operating income
24.4%


Total assets
31.4%

This division, with a staff complement of 6 616 people, operates 145 cash and carry operations under the Metro and Trador banners, twelve Trade Centre hyper wholesalers, ten liquor outlets, five distribution centres and four Stax outlets, in South Africa, Namibia, Swaziland and Lesotho. In addition, it has various franchise and banner identities such as Friendly and Lucky 7 as well as a powerful housebrand, Family Favorite.

THE EXECUTIVE COMMITTEE

HILTON MER
(Chief executive) (45) 7 years*

RICHARD CHURCHES
(Metro and Trador cash and carry) (55)
31 years*

JOHNNY DE GOUVEIA
(Metcorp Trading) (39) 9 years*

KELLY GENDALL
(Trade Centre) (50) 30 years*

PRAKASH HIRA
(Friendly Distribution Centres) (45) 18 years*

HARRY KLOMPAS
(Internal audit and loss control) (67)
46 years*

ROB NEWMAN
(Merchandise) (52) 26 years*

NICK PARSONS
(Information technology) (45) 19 years*

DAVE PERLSTEIN
(Finance) (49) 3 years*

DANIE PRETORIUS
(Human resources and legal) (41) 3 years*

**Industry experience*

REVIEW With all businesses trading well, the division produced highly commendable results – and solid earnings growth for the fourth successive reporting period. Cash generation from operations was R334 million. While turnover increased by 16%, operating income improved by 28%, reflecting tight cost controls and the success of the intensive restructuring programmes initiated in 2001 and 2002.

The results were achieved against a background of softening consumer demand in the second half of the year, and without any acquisitions during the year. The results of the Hong Kong subsidiary have been included for the first time.

The year was also noteworthy for a number of milestones –

- the first regional delivery hub (RDH) was opened in Kimberley. Housed within a traditional cash and carry store, this is designed to cater for small-order delivery customers such as garage forecourt stores, guest houses and smaller members of the hospitality fraternity. Up to eight new stores are planned for the coming year;
- the first Metro Mega store was launched in Nelspruit. This is a larger, more modern outlet and carries a broader range of non-food goods, including liquor;
- seven liquor stores under the "Liquor World" banner, aimed at the middle to upper income market and specialising in wines and other high margin products, were launched in Gauteng. At least six more are planned;
- the new E3 demand-based stock replenishment system has gone live, presently accounting for 30% of stock purchases by value. This system has already been responsible for decreasing stock holdings by up to 4%;
- the independent voluntary buying group business, Unitrade Management Services, completed its first full year of trading with resounding success;
- the realignment of store premises, enhancement of brand recognition and restoration of firmer margins, leaves Stax well positioned for good growth;
- information technology continued to receive a high priority during the year.

SEVEN-ELEVEN Subsequent to the year end, Metro announced the proposed acquisition of the Seven-Eleven convenience store chain, which has more than 200 stores, mostly in the Western Cape, as well as some outlets in Gauteng, KwaZulu-Natal and the Eastern Cape.

When the deal is finalised, it will make Metro – which already has the Friendly franchise – the second-largest franchisor in the retail FMCG industry with more than 370 outlets.

SOCIAL ISSUES Community issues, which are detailed elsewhere in this report, continue to enjoy a high priority in the division's affairs with involvement across many areas and sectors. Metro also became the first chain to be involved in the delivery of discounted maize. This initiative, in association with government and two supply partners, entailed Metro, using its vast distribution network, to deliver three million kilogrammes of sifted maize – sold as Yiyo Lena – to many parts of South Africa over a period of three months. It is estimated that 1.7 million needy South Africans benefited from this gesture.

EXTERNAL LEARNERSHIP PROGRAMME This initiative, in conjunction with the Sectoral Educational Training Authority, has proved highly successful and the year under review witnessed a substantial growth in intake. Details of this project appear elsewhere in this report.

PROSPECTS Tough trading conditions are expected to continue for the first half of the financial year, with pressure on margins. However, with further interest rate cuts and all the fundamentals in place, the division can look forward to another solid year.



FINANCIAL HIGHLIGHTS	2003 R000	2002 R000	% change
Turnover	**13 237 528**	11 406 795	16
Operating income before exceptional items	**299 230**	233 925	28
Operating margin to turnover (%)	**2.26**	2.05	10
Inventory	**1 047 580**	1 003 941	4
Accounts receivable	**786 091**	706 227	11
Accounts payable	**1 399 592**	1 201 018	17
Total assets	**2 682 022**	2 444 893	10
Cash generated by operating activities	**334 104**	318 917	5

HILTON MER
Chief executive – Metcash Trading, Southern Africa



METCASH AFRICA


Jaggers


Turnover
4.9%


Operating income
7.2%


Total assets
6.4%

The division operates 261 stores in six African countries and employs 4 742 people. It is the number one player in five of the six markets in which it operates.

THE EXECUTIVE COMMITTEE

JOHN GRAINGER
(Chief executive) (53) 33 years*

JANODIEN ABRAHAMS
(Uganda operations) (49) 27 years*

JERRY BUYSKES
(Malawi operations) (49) 26 years*

NICK DUBE
(Zimbabwe operations) (45) 7 years*

STEVE LEVENSON
(Finance) (42) 14 years*

DAVE LEVIN
(Information technology) (46) 8 years*

DEREK LONG
(Kenya operations) (45) 20 years*

FAIZEL MOHAMED
(Information technology) (48) 18 years*

GERT MYBURGH
(Merchandise) (45) 13 years*

ISIAS PEREIRA
(Angolan operations) (44) 20 years*

ROB SPOOLDER
(Botswana operations) (48) 25 years*

**Industry experience*

REVIEW The appreciation of the Rand, ongoing political and economic turmoil in Zimbabwe and the introduction of VAT in Botswana had a major impact on performance. Overall, the division had a satisfactory year, albeit slightly down on the prior period.

A new operation was started in Angola, and the Zambian business was closed because of the economic problems being experienced in that country.

BOTSWANA Strong competition, severe drought and the depreciation of the Pula had a negative impact on performance. Three wholesale stores in the Kalahari region were purchased during the year, bringing the total to 25. Several new developments are planned in the year ahead. This, together with ongoing cost-cutting strategies, should ensure continued long term growth.

KENYA Sales continued to improve. Plans for the forthcoming year include the establishment of a fourth store. Various other initiatives are in place.

UGANDA Eight new stores were opened, bringing the total to 23. The business continued to show good growth with some exciting projects planned in the year ahead.

MALAWI The Malawi company entered a new trading era with the opening of an upmarket 2 500 m^2 supermarket branded "Peoples". Due to its success a second store will open in the coming year. The expansion of larger Metro Cash and Carry outlets continues with a further two new stores being opened. The company now operates 180 branches throughout the country. With all the new initiatives that are in place the outlook is extremely positive.

ZIMBABWE An outstanding performance was achieved by this business despite the many problems in that country. Plans for further expansion will be activated once political stability returns.

ANGOLA The Angolan company now operates eight stores. With the enormous potential offered in this country, several new openings are planned for the coming year.

PROSPECTS Continued expansion of existing businesses together with ongoing operational improvements should ensure the continued growth of the division. However, much will depend on the performance of the Rand and political stability in the region.



FINANCIAL HIGHLIGHTS

	2003 R000	2002 R000	% change
Turnover	**2 515 811**	2 599 953	(3)
Operating income before exceptional items	**87 470**	89 005	(2)
Operating margin to turnover (%)	**3.48**	3.42	2
Inventory	**278 578**	303 798	(8)
Accounts receivable	**100 616**	85 528	18
Accounts payable	**270 790**	314 478	(14)
Total assets	**544 211**	627 018	(13)
Cash generated by operating activities	**74 437**	70 005	6

JOHN GRAINGER
Chief executive – Metcash Africa



The Group is fully committed to the principles contained in the code of Corporate Practices and Conduct as set out in the King Report II and similar codes practised in other countries ("the codes"), and to the implementation of the codes into the Group's corporate governance policies.

CODE OF CONDUCT AND ETHICS All employees are required to maintain the highest ethical standards in ensuring that business practices are conducted in a manner which, in all reasonable circumstances, is above reproach. The Group's code of ethics is benchmarked against best practices. Consequently, effective mechanisms of employee protection are in place which promote internal control policing and incentives for transparent communication. Appropriate steps are taken to ensure that senior employees are restricted from buying and selling shares in listed Group companies during sensitive periods, which periods begin 1 October and 1 April of each year and end with the publication of the interim and final profit announcements, respectively. Formal codes of conduct and ethics have been established and published by the various operating companies in the Group.

BOARD OF DIRECTORS Metro has an independent non-executive chairman and five independent non-executive directors. The composition of the main board is detailed on page 6 of this report. The Group follows a decentralised approach with regard to the day-to-day running of its operations and meeting of the various executive committees and boards are held at regular intervals, but not less than once per quarter. The board defines levels of responsibilities and authorities, thus ensuring that the process of delegation to management is effective and transparent. Succession planning has been formalised and is reviewed on a regular basis. The directors may, if necessary, take independent professional advice at the company's expense. No director has a fixed period service contract and the directors are subject to retirement by rotation in terms of the company's articles of association.

DIRECTORS' RESPONSIBILITIES FOR FINANCIAL REPORTING The directors are ultimately responsible for the preparation of the annual financial statements and related financial information that fairly present the state of affairs and the results of the Group and of the company. The external auditors are responsible for independently auditing and reporting on these annual financial statements in conformity with South African Statements of Generally Accepted Accounting Practice. Suitable accounting policies consistently applied and supported by reasonable and prudent judgments and estimates have been used in the preparation of the financial statements.

REMUNERATION AND NOMINATIONS COMMITTEE The remuneration and nominations committee comprises three independent non-executive directors. The group chief executive attends the meetings of this committee by invitation. All meetings are chaired by a non-executive director. The committee reviews and approves the remuneration and terms of employment of the main board executive directors. It also recommends the fees that should be paid to non-executive directors. An orientation and training programme for new directors is conducted in conjunction with various executive directors. In addition, each business pillar has similarly constituted remuneration and nominations committees.

AUDIT, RISK AND COMPLIANCE COMMITTEE This committee comprises three independent non-executive directors. The group chief executive and group financial director attend the meetings of this committee by invitation. All meetings are chaired by a non-executive director. The committee meets twice annually with management, internal auditors and the independent auditors to review the annual financial statements and accounting policies, as well as the effectiveness of the internal control systems. In addition, each business pillar has similarly constituted audit, risk and compliance committees. A formal charter has been drafted and adopted for each of these committees.

INTERNAL CONTROLS, INTERNAL AUDIT AND RISK MANAGEMENT The Group's internal controls and systems are designed to provide reasonable assurance as to the integrity and reliability of the financial statements and to adequately safeguard, verify and maintain accountability for its assets. These controls and systems are based on established organisational structures, policies and procedures and are implemented, monitored and maintained by trained personnel with appropriate segregation of duties, authority and reporting lines. Advanced computer hardware and software technologies are extensively employed. The internal audit department, which reports to the chief executive, performs an independent examination and evaluation of the Group's activities and resultant business risks. The internal auditors issue regular reports on their activities which are made available to the external auditors. Formal risk management sub-committees, which report to the respective Group audit, risk and compliance committees and boards, have been appointed as considered appropriate. Disaster management planning is dealt with by the various boards, audit risk and compliance committees or risk management committees, as the case may be.

MANAGEMENT REPORTING Comprehensive management reporting disciplines are employed within the Group, including the preparation of formal annual budgets by all operating units. These budgets are approved by the board of directors and actual results attained are monitored against these on a monthly basis, as well as with results of the previous year.

GOING CONCERN The annual financial statements and Group annual financial statements set out on pages 25 to 58 have been prepared on the going concern basis, since the directors have every reason to believe that the Group has adequate resources with which to continue in operation for the foreseeable future.

Corporate social investment

OUR PEOPLE Underpinning everything that Metro does are its employees in various countries throughout the world.

Drawn from all sectors of the communities, people are selected and promoted on merit and each employee is treated as an individual whose right to collective bargaining through established trade unions is recognised and respected.

Management encourages free-flowing, two-way communication with its people through informal discussions, bulletin boards and focused staff publications.

Structured and practical in-house training programmes, study grants, bursaries, productivity incentives and loyalty rewards are in place to encourage the development of each and every employee.

Education and ongoing training are high priorities. These efforts include protégé programmes which seek to identify people for management positions, an accelerated development course to enable employees to further their studies at tertiary educational institutions, computer courses and external executive and management development programmes.

The Group has played a prominent role in developments at the Sectoral Educational Training Authority ("SETA") in South Africa and is now accredited as an internal and external skills provider. The Group has registered two learnerships with SETA, one internally for protégés and the other for 170 (2002: 20) external learners with tertiary education skills.

Annually, a substantial number of employees attend a variety of courses. In addition, the Group contributes towards housing and retirement benefits and provides employees with equity participation through share as well as structured profit incentive schemes.

The Group is committed to its policy of providing equal opportunity to all employees as well as to the upliftment of disadvantaged communities. To this end, the Group is well advanced in meeting all requirements of the Employment Equity and Skills Development Acts in South Africa and is proud of the success achieved with the policy of training and appointing employees from within. This policy, developed from management's philosophy over many years, has resulted in a suitably representative proportion of management appointments from disadvantaged communities.

THE COMMUNITY Metro's objective is to ensure that it plays a responsible and constructive role in the social and environmental affairs and development of the various communities within which the Group conducts business.

As regards its operations in various African countries in particular, Metro has made, and continues to make, a considerable contribution to economic empowerment.

The Group has continuing involvement in community projects such as crèches, old aged homes, educational and health institutions, and school feeding schemes. In addition, the Group actively supports various institutions involved with the mentally and physically disabled, orphanages and general welfare.

As a specific South African project, Metro, in association with government and two supply partners and through its vast distribution network, delivered three million kilogrammes of sifted maize, branded as Yiyo Lena, to many parts of the country over a period of three months. This project enabled an estimated 1.7 million needy South Africans to benefit from this gesture.

In a proactive effort towards the re-establishment of a peaceful, crime-free environment in South Africa, Metro has for a number of years involved itself as a patron in the Business Against Crime movement. In addition, the "Operation Friendly" initiative was launched by the Friendly Distribution Centres during the year. This initiative will involve police stations in the catchment areas of its franchisee stores and is performance-linked, on the understanding that any ongoing support is entirely dependent on those police stations attaining certain specified crime reduction targets. The first police station to participate in this initiative was the Parkview Precint in Johannesburg and the project has been hugely successful with the police in that precint vying for awards not only because of the monetary value but because of a sense of pride. It is envisaged that by the end of 2003 there will be 18 police precints on board.

OUR CUSTOMERS The Group champions independent traders in all the countries in which it operates. It is thanks to Metro's establishment of voluntary and formal franchise chains commencing at spaza store level, coupled with its training programmes in subjects ranging from bookkeeping to basic business principles and store layout, plus its buying power and support functions, that so many independent traders today have a growth path and the status, security and prosperity they deserve.

HIV/AIDS AWARENESS Metro remains acutely conscious of the threat to the African region, its various communities and economies resulting from HIV/Aids and is actively involved with the development and implementation of appropriate awareness programmes and health projects in this regard. In addition, the Group works closely with and provides financial support to certain organisations in different African countries such as the Federation of Ugandan Employees, SIMAS in Zimbabwe, SEAKA in Angola and various orphanages that care for HIV/Aids infected children, including Cotlands Orphanage in South Africa, Thamaga Orphanage in Botswana and four such orphanages in Malawi.

THE ENVIRONMENT Metro actively supports initiatives relating to the protection and preservation of the environment and cognisance of these issues is taken in the selection of trading sites and the general conduct of business in the countries in which the Group operates.

Value added statement

for the year ended 30 April 2003

	2003 R000	Value added %	2002 R000	Value added %
CREATION OF WEALTH				
Group turnover	**51 763 644**		43 054 358	
Cost of merchandise and expenses net of sundry income	**48 166 869**		39 860 728	
Value added	**3 596 775**		3 193 630	
DISTRIBUTION OF WEALTH				
To employees – salaries and benefits	**2 111 232**	**58.7**	1 895 042	59.3
To government – taxation	**328 991**	**9.1**	248 978	7.8
To providers of capital				
Interest on borrowings	**197 264**	**5.5**	194 906	6.1
Outside shareholders	**232 378**	**6.5**	168 390	5.3
To maintain and expand the Group				
Depreciation and amortisation	**287 230**	**8.0**	225 842	7.1
Retained income	**439 680**	**12.2**	460 472	14.4
	3 596 775	**100.0**	3 193 630	100.0

DISTRIBUTION OF WEALTH



2003
12%
20.2%
9.1%
58.7%
To employees
To government
To providers of capital
To maintain and expand the Group
2002
11.4%
21.5%
7.8%
59.3%

Five year review

for the year ended 30 April 2003

R000	Compound annual growth %	**2003**	2002	2001*	2000**	1999
INCOME STATEMENT						
Revenue – continuing operations	15.9	**51 787 714**	43 089 541	32 923 650	29 463 761	28 710 291
Operating income before depreciation and interest		**1 467 497**	1 115 567	791 948	903 383	703 235
Depreciation		**(233 606)**	(182 620)	(158 332)	(145 584)	(149 250)
Operating income before interest paid		**1 233 891**	932 947	633 616	757 799	553 985
Interest paid		**(197 264)**	(194 906)	(213 340)	(124 880)	(107 132)
Operating income before taxation	23.4	**1 036 627**	738 041	420 276	632 919	446 853
Taxation		**(328 991)**	(248 978)	(99 645)	(152 959)	(128 857)
Minorities		**(232 378)**	(168 390)	(132 380)	(92 183)	(58 268)
Exceptional items		**18 046**	183 021	(444 696)	—	—
Amortisation of goodwill		**(53 624)**	(43 222)	(26 138)	(48 883)	(4 908)
Attributable income for the year	14.6	**439 680**	460 472	(282 583)	338 894	254 820
Headline earnings	16.0	**456 700**	342 444	69 465	373 715	251 994
BALANCE SHEET						
Non-current assets		**2 287 891**	2 231 685	1 581 429	1 889 057	2 405 652
Bank balances and cash		**631 656**	808 415	307 562	405 103	193 198
Other current assets		**6 447 495**	6 804 366	5 964 922	5 236 524	4 098 808
Total assets		**9 367 042**	9 844 466	7 853 913	7 530 684	6 697 658
Interest bearing debt		**1 476 005**	2 166 639	1 888 635	1 967 815	1 825 125
Other liabilities and provisions		**5 583 547**	5 934 346	4 571 532	4 489 462	4 281 745
Total liabilities		**7 059 552**	8 100 985	6 460 167	6 457 277	6 106 870
Net assets		**2 307 490**	1 743 481	1 393 746	1 073 407	590 788
Shareholders' equity		**1 641 610**	1 301 016	1 088 930	855 320	1 193 926
Minority interests		**665 880**	442 465	304 816	218 087	372 011
Premium on acquisition of subsidiaries		—	—	—	—	(975 149)
Capital employed	40.6	**2 307 490**	1 743 481	1 393 746	1 073 407	590 788
CASH FLOW STATEMENT						
Cash generated by operating activities	21.4	**1 004 139**	1 085 118	332 331	153 501	462 137
Net cash flows from operating activities		**487 705**	787 560	(128 707)	(139 782)	200 873
Net capital expenditure		**(232 249)**	127	(190 566)	(121 331)	(99 711)
Net cash flows from investing activities		**(100 442)**	93 855	68 513	107 600	(1 855 209)
Net cash flows from financing activities		**(226 455)**	(472 876)	179 739	168 972	1 843 655
(Decrease)/increase in cash resources		**(71 441)**	236 937	(71 021)	15 459	89 608
PERFORMANCE (CENTS PER SHARE)						
Headline earnings		**26.2**	20.2	5.2	31.5	26.0
Attributable income/(loss)		**25.2**	27.2	(21.0)	28.5	26.3
Net asset value		**92.7**	76.2	64.6	68.6	115.8
Dividends		—	—	—	11.5	10.0
SHARE STATISTICS						
Total number of shares (million)		**1 771.5**	1 707.8	1 685.8	1 246.6	1 031.1
Weighted number of shares (million)		**1 744.5**	1 693.2	1 347.8	1 188.1	968.3
Market price (cents per share)						
At 30 April		**170**	230	116	511	510
Highest		**176**	270	545	735	615
Lowest		**170**	92	95	400	185
Market capitalisation (million)		**3 011.6**	3 927.9	1 955.5	6 370.1	5 258.6
RETURNS AND PRODUCTIVITY						
Income before tax and exceptional items to revenue (%)		**1.9**	1.6	1.2	2.0	1.5
Revenue per employee (R000)	27.3	**3 314**	2 701	1 815	1 724	1 261
SOLVENCY AND LIQUIDITY						
Net interest cover (times)		**6.0**	4.8	3.1	6.3	6.6
Net interest bearing debt to capital employed (%)		**36.6**	77.9	113.4	145.6	276.2
Net interest bearing debt to total assets (%)		**9.0**	13.8	20.1	20.8	24.4
Cash generated by operating activities to interest bearing debt (%)		**68.0**	50.1	17.6	7.8	25.3
Net cash flows from operating activities to headline earnings		**1.1**	2.3	(1.9)	(0.4)	0.8
OTHER STATISTICS						
Number of employees		**15 627**	15 956	18 139	19 203	22 775
Number of stores		**508**	508	707	703	583

*Income statement restated for deconsolidation of Zimbabwe operation

**Income statement restated for the change in the basis of accounting for the investment in Israel



Annual financial statements

Approval of annual financial statements

The annual financial statements set out in this report have been prepared by management in accordance with South African Statements of Generally Accepted Accounting Practice. They incorporate full and responsible disclosure and are based on appropriate accounting policies which have been consistently applied except as shown in note 20 and which are supported by reasonable and prudent judgments and estimates.

The annual financial statements and Group annual financial statements set out on pages 25 to 58 were approved by the board of directors on 30 July 2003.



Dr F van Zyl Slabbert
Group chairman



C S dos Santos
Group chief executive

Certificate by group company secretary

In my capacity as group company secretary, I hereby confirm, in terms of the Companies Act, 1973, as amended, that, for the year ended 30 April 2003, the company has lodged with the Registrar of Companies all such returns as are required of a public company in terms of the Act and that all such returns are true, correct and up to date.



P M Gishen (Miss)
Group company secretary

Johannesburg

30 July 2003

Report of the independent auditors

To the members of

METRO CASH AND CARRY LIMITED

We have audited the annual financial statements and Group annual financial statements set out on pages 25 to 58. These financial statements are the responsibility of the company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

SCOPE We conducted our audit in accordance with statements of South African Auditing Standards. These standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement.

An audit includes –

- examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements;
- assessing the accounting principles used and significant estimates made by management; and
- evaluating the overall financial statement presentation.

We believe that our audit provides a reasonable basis for our opinion.

AUDIT OPINION In our opinion these financial statements fairly present, in all material respects, the financial position of the company and the Group at 30 April 2003 and the results of their operations, cash flow information and changes in equity for the year then ended in conformity with South African Statements of Generally Accepted Accounting Practice and in the manner required by the Companies Act in South Africa.

Ernst + Young

Ernst & Young
Registered Accountants and Auditors
Chartered Accountants (SA)

Johannesburg

30 July 2003

Directors' report

for the year ended 30 April 2003

The directors have pleasure in submitting their report together with the annual financial statements for the year ended 30 April 2003.

NATURE OF BUSINESS The company is an investment holding company. The subsidiaries and trading managed associated companies and associated company are engaged in the distribution of groceries and other fast moving consumer goods.

FINANCIAL RESULTS The results of operations for the year are set out in the income statements.

SUBSIDIARY AND TRADING MANAGED ASSOCIATED COMPANIES Details are provided in the annexures on pages 56 and 57.

During the year under review, the Group's Australian subsidiary, Metcash Trading Limited, issued additional shares to service the aborted Philippines deal and staff and customer options, which had the effect of reducing the Group's effective interest in that subsidiary from 63.8% to 61.1%.

The attributable interest of the company in the aggregate profits and losses after taxation and exceptional items of the subsidiaries and trading managed associated companies is as follows –

	2003	2002
	R000	R000
Profits	**526 031**	509 311
Losses	**(86 351)**	(48 839)

DIVIDENDS No dividends were declared in respect of the financial year ended 30 April 2003 (2002: Nil).

DIRECTORATE AND SECRETARY Details of the directorate and secretary in office at the year end and at the date of this report are set out on pages 6 and 60.

Mr B J Hale resigned from the board on 31 December 2002 and Mr D Kashuv became a non-executive director on 4 June 2003. There were no other changes to the board during the financial year nor have any changes occurred between the end of the financial year and the date of this report.

In accordance with the company's articles of association, Messrs J R McAlpine, H Mer, S O Shonhiwa, R D Taurog and F v Z Slabbert retire at the forthcoming annual general meeting and, being eligible, offer themselves for re-election.

ATTENDANCE AT MEETINGS The names of directors and members of committees of the board are outlined below. The attendance of the directors at meetings of the board and of its committees during the financial year were –

	Board of directors		Audit, risk and compliance committee		Remuneration and nominations committee	
	Attended	Maximum possible attended	Attended	Maximum possible attended	Attended	Maximum possible attended
Dr F van Zyl Slabbert	4	4	2	2	4	4
C S dos Santos	4	4	2*	2	4*	4
J L Grainger	4	4				
B Joseph	4	4				
D Kashuv	1	4				
L M Mathabathe	3	4				
J R McAlpine	4	4	2	2		
H Mer	4	4				
G H Pieterse	4	4			2	4
A Reitzer	2	4				
G B Rubenstein	4	4	2	2		
V D Rubin	4	4	2▲	2		
S O Shonhiwa	4	4			4	4
R D Taurog	4	4	2▲	2		

**By invitation, as chief executive*

▲By invitation, as group financial director and group corporate strategy director, respectively

SHARE INCENTIVE SCHEMES Information relating to the share incentive schemes is set out in note 19 and on page 58.

HOLDING COMPANY The company has no holding company.

SPECIAL RESOLUTIONS In terms of special resolutions passed on 18 September 2002 and registered by the Registrar of Companies, Pretoria, on 19 September 2002 –

- the company's existing articles of association were cancelled and new articles of association were adopted in substitution therefor;
- the directors were authorised to approve the purchase by the company of its own shares in terms of an odd-lot offer to shareholders holding in aggregate less than 100 shares at the close of business on 11 October 2002, at a price equivalent to the weighted average traded price of the shares on the JSE Securities Exchange South Africa over the five trading days ended 13 September 2002.

SHARE CAPITAL There were no changes to the authorised share capital during the year under review. The issued share capital of the company was amended by –

- the issue of 34 155 172 shares on 8 July 2002 in terms of a capitalisation award;
- the reduction of 62 580 shares arising out of the odd-lot offer to shareholders referred to above;
- the issue of 29 611 597 shares on 10 January 2003 in terms of a capitalisation award.

In accordance with the announcement on 4 June 2003, 53 143 987 shares are to be issued on 7 July 2003 in terms of a capitalisation award.

EVENTS SUBSEQUENT TO BALANCE SHEET DATE Subsequent to the financial year end, the conditional acquisition of the Seven-Eleven franchise chain was announced.

No other material fact or circumstance has occurred between the end of the financial year and the date of this report.

Directors' emoluments

for the year ended 30 April 2003

The remuneration committee assesses the appropriateness of the nature and amounts of emoluments of the executive directors with the overall objective of deriving maximum shareholder benefit from the retention of a high quality board and executive team

	Fees		Salary		Bonus		Retirement and medical benefit		Total	
Paid by subsidiary companies	**2003 R000**	2002 R000	**2003 R000**	2002 R000	**2003 R000**	2002 R000	**2003 R000**	2002 R000	**2003 R000**	2002 R000
Non-executive										
Dr F van Zyl Slabbert – Chairman	**477**	291							**477**	291
J R McAlpine	**78**	45							**78**	45
G H Pieterse	**68**	45							**68**	45
G B Rubenstein	**83**	45							**83**	45
S O Shonhiwa	**83**	45							**83**	45
Executive										
C S dos Santos – Chief executive			**2 846**	2 351	**1 000**		**341**	296	**4 187**	2 647
J L Grainger			**2 109**	1 039	**193**	306	**195**	163	**2 497**	1 508
B J Hale			**799**	1 222	**301**		**102**	162	**1 202**	1 384
B Joseph			**1 392**	1 151	**301**		**192**	164	**1 885**	1 315
D Kashuv			**114**	1 040				560	**114**	1 600
L M Mathabathe			**917**	758	**156**		**22**	20	**1 095**	778
H Mer			**1 952**	1 394	**373**		**260**	198	**2 585**	1 592
A Reitzer*			**5 213**	3 988	**1 336**	1 060	**53**	165	**6 602**	5 213
V D Rubin			**1 392**	1 169	**301**		**181**	155	**1 874**	1 324
R D Taurog			**1 392**	1 159	**301**		**178**	152	**1 871**	1 311
	789	471	**18 126**	15 271	**4 262**	1 366	**1 524**	2 035	**24 701**	19 143

**Option grants were allocated during 2002 by Metcash Trading Limited, Australasia, over 1 700 000 shares in that company valued at R12 070 000. The options are exercisable over a long term period subject to achievement of specified targets.*

Directors' shareholdings

at 30 April 2003

	2003		2002	
	Direct	**Indirect**	Direct	Indirect
Dr F van Zyl Slabbert				
C S dos Santos*	**2 095 571**	**14 351 219**	2 020 139	13 834 635
J L Grainger	**1 480 415**		1 427 126	
B J Hale▲			1 113 766	
B Joseph	**1 169 214**		1 127 127	
D Kashuv				
J R McAlpine		**945 743**		911 700
L M Mathabathe	**1 287 019**		1 240 691	
H Mer*	**1 577 431**		1 520 650	
G H Pieterse				
A Reitzer*	**194 029**		187 045	
G B Rubenstein*	**138 593**		133 604	
V D Rubin*	**1 213 566**	**421**	1 169 882	406
S O Shonhiwa				
R D Taurog*	**1 961 880**		1 891 262	
	11 117 718	**15 297 383**	11 831 292	14 746 741

* *In terms of a third party arrangement, these directors have a call option over 13 246 816 (2002: 12 770 307) shares at a strike price of R1.30 fluctuating in terms of a pre-determined formula. Certain other Group executives also participate in this scheme.*

▲ *Resigned as a director on 31 December 2002.*

Between the end of the financial year and the date of this report, the only change to the shareholdings reflected above resulted from the capitalisation award made on 7 July 2003 of three shares for every 100 shares held. This change is not considered material.

Accounting policies

for the year ended 30 April 2003

The financial statements for the Group and the company set out on pages 25 to 58 are prepared on the historical cost basis, except where indicated otherwise, and incorporate the following principal accounting policies, which conform with South African Statements of Generally Accepted Accounting Practice. The accounting policies are consistent in all material respects with those applied in the previous year, except as shown in note 20. AC 133 – Financial Instruments Recognition and Measurement – has been adopted.

BASIS OF CONSOLIDATION The consolidated financial statements include those of the company, its subsidiaries and trading managed associated companies. The results of any subsidiary acquired or disposed of are included from the effective dates of control and up to the date of relinquishment of control.

Trading managed associated companies are consolidated. These are long term investments where the interests of the Group are sufficiently material to enable it, with the consent of all shareholders, to exercise management control over the financial and operating policies of the companies concerned. Unrealised income arising from transactions within the Group and inter-company balances and transactions have been eliminated.

The carrying values of subsidiaries, at cost, in the financial statements of the company are compared to their recoverable amount when indication of an impairment exists. Where carrying values exceed the estimated recoverable amounts, investments in subsidiaries are written down to their recoverable amounts.

ASSOCIATED COMPANIES The equity method is used to account for investments in associated companies. These are long term investments where the interests of the Group are sufficiently material to enable it to exercise significant influence over the financial and operating policies of the investee companies concerned.

INVESTMENTS The company carries its investments at cost. The carrying values of investments are reviewed at each balance sheet date to assess whether there is any indication of impairment. If any such indication exists, the recoverable amount is estimated. Where carrying values exceed the estimated recoverable amounts, investments are written down to their recoverable amounts.

FOREIGN CURRENCIES Foreign currency transactions are recorded at the exchange rates ruling on the transaction date. The related monetary assets and liabilities at the year end are converted at the rates of exchange ruling at the balance sheet date.

The Group has investments in foreign subsidiaries and trading managed associated companies which are classified as foreign entities. The financial statements of these companies are translated for incorporation into the Group financial statements on the following basis –

- monetary and non-monetary assets and liabilities at closing rates;
- income statement items at average rates for the year;
- equity, other than income statement items, at historical rates; and
- the resulting exchange differences are taken directly to a foreign currency translation reserve which is included with non-distributable reserves.

Goodwill adjustments arising on the acquisition of a foreign entity are treated as an asset of the acquiring company and are recorded at the exchange rate at the date of the transaction.

Goodwill arising in the foreign entity is treated as an asset of that entity and is recorded at the closing rate.

DEFERRED TAXATION Deferred taxation is provided for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts on the balance sheet. Legislated future rates are used to determine the deferred tax balance.

Deferred tax assets relating to assessed losses and deductible temporary differences carried forward are recognised to the extent that it is probable that future taxable profit will be available against which the unused tax losses can be utilised.

TANGIBLE ASSETS Land and buildings constitute owner occupied property and are stated at cost less accumulated depreciation and any impairment in value. Buildings and leasehold property are depreciated over their expected useful lives, not exceeding fifty years, using the straight line basis, commencing from the time the asset is held ready for use.

Other tangible assets are stated at cost and depreciated on the straight line basis at rates estimated to write each asset down to residual value over the term of its useful life. The rates applied vary between 15% and 20% per annum.

The carrying values of tangible assets are reviewed at each balance sheet date to assess whether there is any indication of impairment. If any such indication exists, the recoverable amount is estimated. Where carrying values exceed the estimated recoverable amounts, tangible assets are written down to their recoverable amounts.

INVENTORIES Inventories comprise merchandise for resale and are valued at the lower of cost determined on a first-in-first-out basis and net realisable value.

INTANGIBLE ASSETS Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the identifiable net assets at date of acquisition. Goodwill is amortised on a straight line basis over the lesser of its effective economic life and twenty years. Negative goodwill, being the excess of the attributable fair value of the identifiable net assets over the purchase consideration that represents anticipated losses, is amortised over the expected period of the losses. The excess thereafter, up to the value of non-monetary assets, is amortised over the remaining useful lives of such monetary assets. Any further excess is recognised immediately. All amortisation is charged or credited against the income statement.

Trademarks and liquor licences are stated at cost. Amortisation is provided on a straight line basis to write off each trademark or liquor licence over the term of its estimated useful life.

The carrying values of intangible assets are reviewed at each balance sheet date to assess whether there is any indication of impairment. If any such indication exists, the recoverable amount is estimated. Where carrying values exceed the estimated recoverable amounts, intangible assets are written down to their recoverable amounts.

FINANCIAL ASSETS AND LIABILITIES Financial assets and liabilities recognised on the balance sheet include cash and cash equivalents, investments, accounts receivable, loans receivable, accounts payable and borrowings.

The particular recognition methods adopted are disclosed in the individual policy statements associated with each item.

Cash and cash equivalents Cash and cash equivalents comprise cash at bank and on hand and short term deposits with an original maturity of twelve months or less.

For the purposes of the consolidated cash flow statement, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.

Trade and other receivables Trade receivables, which generally have seven to thirty day terms, are recognised and carried at original invoice value less an allowance for doubtful amounts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off when identified.

Long term accounts receivable are initially recognised at cost. Subsequently they are measured at fair value, being the discounted present value of the expected cash flows according to the terms agreed with the customers.

Interest bearing loans and borrowings All loans and borrowings are initially recognised at cost, being the fair value of the consideration received net of issue costs associated with the borrowing.

After initial recognition, interest bearing loans and borrowings are subsequently measured at amortised cost using the effective interest rate method. Amortised cost is calculated by taking into account any issue costs and other discount or premium on settlement.

REVENUE RECOGNITION The majority of the Group's revenue comprises sales on a conventional distribution and cash and carry basis. Revenue is recognised when the significant risks and rewards of ownership have been transferred and when revenue and costs can be measured reliably and future benefits are probable.

Interest income is recognised utilising the effective rate in the instrument.

Dividends are recognised when the right to receive payment is established, except for those from Zimbabwe which are recognised when payment is received.

COST OF SALES Cost of sales includes the cost of merchandise and all overheads appropriate to the distribution of fast moving consumer goods.

LEASES Finance leases, which transfer to the Group substantially all the risk and benefits incidental to ownership of the leased item, are capitalised at the inception of the lease at the fair value of the leased asset or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charge and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income.

Capitalised leased assets are depreciated over the shorter of the estimated useful life of the asset or the lease term.

Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognised as an expense in the income statement on a straight line basis over the lease term.

RETIREMENT AND POST-RETIREMENT BENEFITS The Group operates two defined contribution schemes, a superannuation fund and a medical benefit fund in respect of healthcare. Current contributions are charged against income when incurred.

The Group has also agreed to provide certain post-retirement healthcare benefits to employees in South Africa. These benefits are unfunded and fully provided.

The cost of providing benefits is determined separately for each plan using the projected unit credit actuarial valuation method. Actuarial gains and losses are recognised as income or expense in the period in which it arises.

EMPLOYEE SHARE INCENTIVE SCHEMES The Group has employee share incentive schemes in place for the benefit of employees. These schemes provide employees with shares and non-transferable options and rights in the company and certain subsidiaries.

To the extent that it is material, the dilutive effect of outstanding options is reflected as additional share dilution in the computation of earnings per share.

BORROWING COSTS Finance costs are written off through the income statement as incurred and are recognised at the effective interest rate of the financial liability.

PROVISIONS A provision is recognised when there is a present obligation, whether legal or constructive, as a result of a past event for which it is probable that a transfer of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

CAPITALISATION SHARE AWARDS AND CASH DIVIDENDS Upon declaration of a capitalisation award, the attributable value of the shares concerned is transferred from distributable reserves to stated capital account and recorded in the statement of changes in equity.

Cash dividends and the related secondary tax on companies charges are recognised in the income statement in the year of declaration.

COMPARATIVE FIGURES Where necessary, comparative figures have been restated to accord with current year classifications and as a result of changes in accounting policies.

Segmental report

R000	Australia	Southern Africa	2003* Rest of Africa	Corporate	Total
Turnover to customers	36 010 305	13 237 528	2 515 811		51 763 644
Dividends received					10 498
Interest received					13 572
Total revenue					51 787 714
Segment result	837 800	299 230	87 470	(5 220)	1 219 280
Amortisation of goodwill arising on consolidation	(28 305)		(1 625)	(23 694)	(53 624)
Exceptional items				18 046	18 046
Income from associate company	1 039				1 039
Interest paid					(197 264)
Interest received					13 572
Income before taxation					1 001 049
Total depreciation and amortisation of tangible and intangible assets	178 279	62 217	18 450	28 284	287 230
Total assets	5 320 035	2 682 022	544 211	820 774	9 367 042
Total liabilities	4 281 249	1 841 291	276 967	660 045	7 059 552
Capital expenditure	162 430	76 835	40 538	1 631	281 434
Segment return on turnover (%)	2.3	2.3	3.5	n/a	2.4

**The comparative figures have been restated for the inclusion of Hong Kong with Southern Africa*

GEOGRAPHIC SEGMENTS The economic entity operates predominantly in Australia, Southern Africa and Africa.

BUSINESS SEGMENTS The entity operates in only one business segment, namely, the sale and distribution of groceries and fast moving consumer goods.

R000	Australia	Southern Africa	2002 Rest of Africa	Corporate	Total
Turnover to customers	29 047 610	11 406 795	2 599 953		43 054 358
Dividends received					5 949
Interest received					29 234
Total revenue					43 089 541
Segment result	586 200	233 925	89 005	33 467	942 597
Amortisation of goodwill arising on consolidation	(23 122)			(20 100)	(43 222)
Exceptional items					183 021
Income from associate company	2 070				2 070
Interest paid					(194 906)
Interest received					29 234
Loss – discontinued operations					(40 954)
Income before taxation					877 840
Total depreciation and amortisation of tangible and intangible assets	121 001	62 730	17 518	24 593	225 842
Total assets	5 983 438	2 444 893	627 018	789 117	9 844 466
Total liabilities	5 170 674	1 565 793	322 890	1 041 628	8 100 985
Capital expenditure	*28 915*	*63 318*	*8 690*		*100 923*
Segment return on turnover (%)	2.0	2.1	3.4	n/a	2.2

Group income statement

for the year ended 30 April 2003

R000	Note	2003	2002
Revenue	1	**51 787 714**	43 089 541
Operating costs		**(50 553 823)**	(42 156 594)
Cost of sales		**(49 637 845)**	(41 376 427)
Administration, human resource and information costs		**(682 372)**	(597 547)
Depreciation of tangible assets		**(233 606)**	(182 620)
Operating income before interest paid	2	**1 233 891**	932 947
Continuing operations		—	973 901
Discontinued operations and store closures	3	—	(40 954)
Interest paid		**(197 264)**	(194 906)
Operating income before exceptional items		**1 036 627**	738 041
Exceptional items	4	**18 046**	183 021
Amortisation of goodwill		**(53 624)**	(43 222)
Income before taxation		**1 001 049**	877 840
Taxation	5	**(328 991)**	(248 978)
Income after taxation		**672 058**	628 862
Income attributable to outside shareholders of subsidiaries and trading managed associated companies		**(232 378)**	(168 390)
Retained income for year		**439 680**	460 472
		Cents	Cents
Earnings per share	7	**25.2**	27.2
Headline earnings per share	7	**26.2**	20.2

Group balance sheet

at 30 April 2003

R000	Note	2003	2002
ASSETS			
Non-current assets		**2 287 891**	2 231 685
Tangible assets	8	**1 102 677**	1 090 165
Intangible assets	8	**857 325**	835 722
Investments and loans	9	**214 876**	161 560
Deferred taxation	10	**113 013**	144 238
Current assets		**7 079 151**	7 612 781
Inventories	11	**2 923 435**	2 919 095
Accounts receivable	18	**3 524 060**	3 885 271
Bank balances and cash		**631 656**	808 415
Total assets		**9 367 042**	9 844 466
EQUITY AND LIABILITIES			
Shareholders' equity		**1 641 610**	1 301 016
Stated capital	12	**1 641 861**	1 481 922
Reserves		**(251)**	(180 906)
Outside shareholders' interest	17	**665 880**	442 465
Non-current liabilities		**1 098 738**	1 706 825
Deferred taxation	10	**14 340**	5 054
Interest bearing liabilities	13	**1 084 398**	1 701 771
Current liabilities		**5 960 814**	6 394 160
Accounts payable	18	**5 144 903**	5 431 102
Provisions	14	**382 857**	411 476
Taxation		**41 447**	86 714
Interest bearing liabilities	13	**391 607**	464 868
Total equity and liabilities		**9 367 042**	9 844 466
Net asset value per share (cents)		**92.7**	76.2

Group cash flow statement

for the year ended 30 April 2003

R000	Note	2003	2002
Net cash generated by operations	1	**980 069**	1 049 935
Investment income		**24 070**	35 183
Cash generated by operating activities		**1 004 139**	1 085 118
Finance costs		**(197 264)**	(194 906)
Taxation paid	2	**(319 170)**	(102 652)
Net cash flows from operating activities		**487 705**	787 560
Investment to maintain operations		**(206 808)**	564 524
Additions to and replacement of tangible and intangible assets		**(248 350)**	(100 923)
Proceeds on disposal of tangible and intangible assets		**16 101**	101 050
Proceeds on disposal of businesses	3	**14 120**	564 397
Proceeds on disposal of investments		**11 321**	—
Investment to expand operations		**(125 883)**	(470 542)
Acquisition of businesses		**(125 883)**	—
Acquisition of additional shares in subsidiary company		**—**	(470 542)
Cash flow from financing activities		**(226 455)**	(472 876)
Net proceeds of share issues		**224 227**	33 924
Non-current liabilities raised		**246 564**	412 150
Non-current liabilities repaid		**(667 703)**	(857 585)
Loan advanced from outside shareholders		**3 435**	—
Proceeds from sale and lease of property		**112 800**	—
Repayment of finance lease principal		**(29 782)**	—
Payments to outside shareholders		**(115 996)**	(61 365)
Net (decrease)/increase in cash resources		**(71 441)**	408 666
Change in net cash resources			
Balance at beginning of year	4	**539 971**	147 068
Deconsolidation of Zimbabwe operations		**—**	(15 763)
Balance at beginning of year – restated		**539 971**	131 305
Net (decrease)/increase		**(71 441)**	408 666
Balance at end of year	4	**468 530**	539 971

Notes to the Group cash flow statement

for the year ended 30 April 2003

R000	2003	2002
1 Net cash generated by operations		
Operating income before interest paid and after goodwill amortisation	**1 180 267**	889 725
Depreciation/amortisation of tangible and intangible assets	**287 230**	225 842
Surplus on disposal of tangible assets	**(940)**	(2 680)
Dividend received	**(10 498)**	(5 949)
Interest received	**(13 572)**	(29 234)
Foreign currency and other non-cash flow movements	**(246 759)**	(6 687)
Net cash generated by operations before working capital movements	**1 195 728**	1 071 017
Increase in inventories	**(456 041)**	(410 571)
Increase in accounts receivable	**(316 031)**	(803 745)
Increase in accounts payable	**556 413**	1 193 234
Net cash generated by operations	**980 069**	1 049 935
2 Taxation paid		
Amounts outstanding at beginning of year	**(86 714)**	(49 376)
Amounts charged in income statement	**(328 991)**	(248 978)
Deferred taxation adjustments	**55 088**	108 988
Amounts outstanding at end of year	**41 447**	86 714
	(319 170)	(102 652)
3 Proceeds on disposal of businesses		
Cash received during year relating to 2001 disposal by the Australian subsidiary of a number of retail stores	**14 120**	564 397
4 Net cash resources		
Cash and cash equivalents	**631 656**	808 415
Bank borrowings	**(163 126)**	(268 444)
	468 530	539 971

Group statement of changes in shareholders' equity

for the year ended 30 April 2003

	Number of ordinary shares 000	Stated capital R000	Non-distributable reserves R000	Distributable reserves R000	Capital and reserves R000
Balance – April 2001 as reported	1 685 846	1 431 517	(357 969)	15 382	1 088 930
Prior year adjustment for AC 116 – Employee benefits	—	—	—	(116 512)	(116 512)
Balance – April 2001 restated	1 685 846	1 431 517	(357 969)	(101 130)	972 418
Income for year	—	—	—	460 472	460 472
Transfer from distributable reserves	—	—	2 070	(2 070)	—
Foreign currency translation reserve	—	—	(122 261)	—	(122 261)
Share issue expenses	—	(170)	—	—	(170)
Disposal of joint venture	—	—	(9 443)	—	(9 443)
Capitalisation award	21 916	50 575	—	(50 575)	—
Balance – April 2002 as reported	1 707 762	1 481 922	(487 603)	306 697	1 301 016
Prior year adjustment for AC 133 – Financial Instruments Recognition and Measurement (see note 18)	—	—	—	(33 604)	(33 604)
Balance – April 2002 restated	1 707 762	1 481 922	(487 603)	273 093	1 267 412
Income for year	—	—	—	439 680	439 680
Transfer from distributable reserves	—	—	1 039	(1 039)	—
Foreign currency translation reserve	—	—	(64 523)	—	(64 523)
Share issue expenses	—	(803)	—	—	(803)
Odd-lot capital reduction	(63)	(156)	—	—	(156)
Capitalisation awards	63 767	160 898	—	(160 898)	—
Balance – April 2003	**1 771 466**	**1 641 861**	**(551 087)**	**550 836**	**1 641 610**

Notes to the Group annual financial statements

for the year ended 30 April 2003

R000	2003	2002
1 REVENUE		
Turnover comprises net sales to customers and excludes inter-group sales, value added and general sales taxes		
Revenue includes turnover, interest received and dividends received		
Turnover	**51 763 644**	43 054 358
Interest received	**13 572**	29 234
Dividends received	**10 498**	5 949
	51 787 714	43 089 541

R000	2003	2002
2 OPERATING INCOME BEFORE INTEREST PAID		
Operating income before interest paid has been determined after taking into account the following –		
Income		
Share of income of associated company	**1 039**	2 070
Surplus on disposal of tangible assets	**940**	2 680
Charges		
Auditors' remuneration	**12 659**	9 445
Audit fees	**7 386**	8 174
Fees for consulting and other services	**5 233**	1 198
Expenses	**40**	73
Depreciation of tangible assets	**233 606**	182 620
Operating lease costs	**364 414**	381 130
Premises	**349 492**	370 158
Equipment	**14 922**	10 972
Retirement fund expenses	**114 781**	98 709
Salaries and benefits	**2 111 232**	1 895 042
Number of employees – **15 627** (2002: 15 956)		

R000	2003	2002
3 DISCONTINUED OPERATIONS AND STORE CLOSURES		
Costs associated with stores closed in Southern Africa	—	(40 954)
Gross loss on discontinued retail operations	—	(40 954)
Taxation	—	12 286
Net loss from discontinued operations and store closures	—	(28 668)

Notes to the Group annual financial statements

for the year ended 30 April 2003 (continued)

R000	Gross	2003 Attributable to outside shareholders	Net
4 EXCEPTIONAL ITEMS			
Surplus arising from allotment of shares by the Australian subsidiary	**63 569**	**—**	**63 569**
Carrying value of Zambian operations written off	**(25 131)**	**—**	**(25 131)**
Costs relative to aborted investment in the Philippines	**(20 392)**	**7 935**	**(12 457)**
	18 046	**7 935**	**25 981**
No taxation is applicable			
		2002	
Profit on sale of investment in Israeli operations previously written off	244 894	—	244 894
Adjustment arising from purchase by a subsidiary of its preference shares and conversion of the remainder to ordinary shares	(38 139)	—	(38 139)
Carrying value of Zimbabwe operations written off	(19 407)	—	(19 407)
Impairment in carrying value of Zambian operations	(4 327)	—	(4 327)
	183 021	**—**	**183 021**
No taxation is applicable			

	2003	2002
5 TAXATION		
South African tax	**63 691**	68 010
Normal tax	**65 046**	69 743
Current	**65 046**	45 949
Underprovision prior year	**—**	23 794
Secondary tax on companies – overprovision prior year	**(1 341)**	—
Deferred tax (net movement)	**(14)**	(1 733)
Foreign tax	**265 300**	180 968
Current	**264 191**	25 412
Underprovision prior year	**4 372**	3 076
Deferred taxation	**(3 263)**	152 480
	328 991	248 978
Estimated tax losses		
At beginning of year	**113 203**	96 071
Net additional losses during year	**51 873**	17 132
At end of year	**165 076**	113 203
Reconciliation of tax rate	**%**	%
Taxation at standard rate	**30.0**	30.0
Adjusted for –		
Net underprovision prior year	**0.4**	3.1
Foreign tax rate differential	**(0.9)**	(1.4)
Permanent differences	**3.5**	(3.3)
Secondary tax on companies	**(0.1)**	—
Effective rate	**32.9**	28.4

R000	2003	2002
6 CAPITALISATION AWARDS		
Final award for 2002 issued on 8 July 2002 in the ratio of 2 shares for every 100 shares held	**85 388**	—
Interim award for 2003 issued on 10 January 2003 in the ratio of 1.7 shares for every 100 shares held (2002: 1.3 shares for every 100 shares held)	**75 510**	50 575
	160 898	50 575

	2003	2002
7 EARNINGS PER SHARE		
Headline earnings per share (cents)	**26.2**	20.2
Earnings per share (cents)	**25.2**	27.2
The calculations of earnings per share and headline earnings per share are based on the earnings and headline earnings figures reflected below and on the weighted average number of shares in issue during the year which was	**1 744 530 401**	1 693 151 333
Determination of headline earnings		
Earnings for the year	**439 680**	460 472
Surplus arising from allotment of shares by the Australian subsidiary	**(63 569)**	—
Costs relative to aborted investment in the Philippines net of outside shareholders	**12 457**	—
Profit on sale of investment in Israeli operations	—	(244 894)
Adjustment arising from purchase by a subsidiary of its preference shares and conversion of the remainder to ordinary shares	—	38 139
Carrying value of Zimbabwe operations written off	—	19 407
Carrying value of Zambian operations written off	**25 131**	4 327
Net loss on disposal of businesses and stores in subsidiaries	—	28 668
Amortisation of goodwill net of outside shareholders	**43 001**	36 325
Headline earnings	**456 700**	342 444

R000	Land and buildings	Fixtures, fittings, vehicles and equipment	Total tangible assets	Total intangible assets
		2003		
8 TANGIBLE AND INTANGIBLE ASSETS				
Balance at beginning of year				
Cost	308 334	1 454 130	1 762 464	993 281
Accumulated depreciation/amortisation	—	672 299	672 299	(157 559)
Net book value	308 334	781 831	1 090 165	835 722
Current year movements				
Additions	44 603	203 747	248 350	109 107
Acquisition of businesses	—	96 342	96 342	—
Capitalised software development costs	—	67 867	67 867	—
Disposals	(163)	(14 998)	(15 161)	—
Foreign currency translation reserve	(45 890)	(105 390)	(151 280)	(19 669)
Depreciation/amortisation	(4 853)	(228 753)	(233 606)	(53 624)
Adjustments from change in shareholding	—	—	—	(14 211)
Balance at end of year	302 031	800 646	1 102 677	857 325
Made up as follows –				
Assets at cost	306 884	1 576 879	1 883 763	1 056 801
Accumulated depreciation/amortisation	(4 853)	(776 233)	(781 086)	(199 476)
Net book value	302 031	800 646	1 102 677	857 325
		2002		
Balance at beginning of year				
Cost	244 935	1 034 971	1 279 906	422 093
Accumulated depreciation/amortisation	—	403 159	403 159	96 134
Net book value	244 935	631 812	876 747	325 959
Current year movements				
Additions	18 922	82 001	100 923	488 627
Capitalised software development costs	—	122 740	122 740	—
Transfer from other assets	57 105	28 218	85 323	—
Disposals	(86 388)	(11 982)	(98 370)	—
Foreign currency translation reserve	73 760	106 555	180 315	69 465
Depreciation/amortisation	—	(177 513)	(177 513)	(48 329)
Balance at end of year	308 334	781 831	1 090 165	835 722
Made up as follows –				
Assets at cost	308 334	1 454 130	1 762 464	993 281
Accumulated depreciation/amortisation	—	672 299	672 299	(157 559)
Net book value	308 334	781 831	1 090 165	835 722

A register containing the details of land and buildings required by paragragh 22(3) of schedule 4 of the Companies Act is available for inspection at the registered office of the company. The open market value of the land and buildings as determined by the directors is at least equal to the cost thereof.

R000	2003	2002
9 INVESTMENTS AND LOANS		
Listed		
Shares at cost	**89**	103
Unlisted		
Shares at cost less impairment	**2 796**	1 282
Investment in associated company	**3 587**	5 044
Shares at cost	**3 393**	3 393
Share of post-acquisition income	**194**	1 651
Prior year	**1 651**	(175)
Share of current income after taxation	**1 039**	2 070
Dividend received	**(2 314)**	(1 305)
Foreign currecy translation reserve	**(182)**	1 061
Employee share incentive trust loans net of provision against recoverability	**155 131**	155 131
The loans are interest free and repayment is directly correlated to the terms *and conditions of issues of shares to employees*		
Fair value of long term accounts receivable	**53 273**	—
The outstanding amounts are repayable in instalments, without interest, over a period not exceeding twenty years.		
	214 876	161 560
Market value of listed investments	**145**	161
Directors' valuation of unlisted investments	**2 796**	1 282
Directors' valuation of investment in associated company	**3 587**	5 044
Summarised information of the associated company is as follows –	**3 197**	3 711
Non-current assets	**2 260**	2 393
Current assets	**4 910**	5 845
Non-current liabilities	**(382)**	(11)
Current liabilities	**(3 591)**	(4 516)
Non-consolidated subsidiary		
Summarised information of the Zimbabwe operations at year end is as follows –		
Cost of investment	**111 833**	111 833
Goodwill arising on acquisition	**79 786**	79 786
Non-current assets	**2 707**	7 025
Net current assets	**30 688**	31 981
Net income after taxation – current year	**29 465**	28 429
Dividends received – current year	**10 498**	5 949
Post-acquisition reserves at year end	**99 969**	81 002

R000	2003	2002
10 DEFERRED TAXATION		
Calculated asset		
Balance at beginning of year	**144 238**	219 072
Deferred taxation on changes in accounting policies	**14 402**	49 934
Movements during year attributable to temporary differences	**12 535**	(152 480)
Currency translation and other adjustments	**(58 422)**	27 712
Balance at end of year	**113 013**	144 238
The balance is constituted as follows –		
Provisions	**64 568**	49 934
Deductible temporary differences	**4 308**	36 269
Tax losses carried forward	**44 137**	58 035
Deferred taxation asset	**113 013**	144 238
Calculated liability		
Balance at beginning of year	**5 054**	6 787
Movements during year attributable to temporary differences	**9 286**	(1 733)
Balance at end of year	**14 340**	5 054
The balance is constituted as follows –		
Accelerated tangible asset allowances	**14 340**	5 054
Deferred taxation liability	**14 340**	5 054
11 INVENTORIES		
Merchandise for resale	**2 923 435**	2 919 095
Valued in accordance with the accounting policies on page 31. No inventory is valued at net realisable value.		
12 STATED CAPITAL		
Authorised		
2 000 000 000 ordinary shares of no par value (2002: 2 000 000 000)		
Issued		
1 771 466 207 ordinary shares of no par value (2002: 1 707 762 018)		
Balance at beginning of year	**1 481 922**	1 431 517
Issued during year	**160 898**	50 575
	1 642 820	1 482 092
Odd-lot capital reduction during year	**(156)**	—
	1 642 664	1 482 092
Share issue expenses	**(803)**	(170)
Balance at end of year	**1 641 861**	1 481 922

The unissued shares are under the control of the directors until the forthcoming annual general meeting.

R000	2003	2002
13 INTEREST BEARING LIABILITIES		
Non-current		
Loan totalling A$100 million (2002: A$160 million) representing borrowings in terms of a formal securisation programme in the Australian subsidiary, secured by that company's accounts receivables to the extent of R2.075 billion (2002: R2.043 billion)	**443 920**	915 888
Interest is payable at approximately 5% (2002: 5%) per annum fluctuating in accordance with the Australian Commercial Paper Published Interest Rate.		
Syndicated loan totalling A$150 million (2002: A$157 million) for the balance of the purchase price of the investment in Australia, secured by a pledge of 210 000 000 shares in that company and bearing interest at approximately 7% (2002: 6.8%) per annum fluctuating in accordance with the rate for A$ quoted on the Reuters BBSY page or the Sydney Interbank rate.		
The loan matures on 30 April 2006	**665 880**	898 715
Loan in terms of a formal sale and lease-back transaction, payable over fifteen years and bearing interest at approximately 13% per annum	**101 177**	—
Lease liabilities payable over five years, bearing interest at approximately 5% per annum and secured over assets with a carrying value of R98.6 million (2002: R92.4 million)	**101 902**	83 592
	1 312 879	1 898 195
Less amounts repayable within the ensuing year reflected as a current liability	**(228 481)**	(196 424)
	1 084 398	1 701 771
Current		
Bank borrowings are repayable on demand, bear interest at negotiable rates, and are subject to annual review	**163 126**	268 444
Current portion	**228 481**	196 424
Syndicated loan	**88 784**	—
Securitised loan	**110 980**	171 729
Lease liability	**28 717**	24 695
	391 607	464 868

The profile of bank borrowings is as follows –

Country	Currency	Measurment currency (000) 2003	Measurment currency (000) 2002	2003	2002
Zambia	Kwacha	—	152 489	—	415
Uganda	Shilling	**2 916 423**	1 781 463	**10 636**	10 786
Kenya	Shilling	**2 783**	59 992	**270**	8 357
Angola	US$	**1 089**	—	**7 884**	—
Jersey	US$	—	6 959	—	73 895
South Africa	Rand	**144 336**	174 991	**144 336**	174 991
				163 126	268 444

R000	Employee benefits	Store, lease, remediation and business exit	Other	Total	Total
	2003				2002
14 PROVISIONS					
Balance at beginning of year	**335 138**	**69 681**	**6 657**	**411 476**	255 586
On adoption of AC 116	**—**	**—**	**—**	**—**	166 446
Arising during year	**9 875**	**—**	**14 394**	**24 269**	56 940
	345 013	**69 681**	**21 051**	**435 745**	478 972
Utilised during year	**(3 490)**	**(49 398)**	**—**	**(52 888)**	(67 496)
Balance at end of year	**341 523**	**20 283**	**21 051**	**382 857**	411 476

	2003	2002
15 CAPITAL COMMITMENTS		
Commitments in respect of capital expenditure		
Approved by the directors		
Contracted	**20 999**	12 509
Not contracted	**—**	—
This expenditure will be financed from existing business operations.		
Commitments under non-cancellable operating leases	**2 412 981**	2 304 836
Within one year	**260 897**	226 339
Between two and five years	**931 056**	1 029 467
More than five years	**1 221 028**	1 049 030
16 CONTINGENT LIABILITIES		
Guarantees to third parties by a subsidiary in respect of loans to customers	**6 925**	8 930
Obligations by a subsidiary to buy back inventory and acquire plant and equipment under certain circumstances	**13 690**	17 654
Legal claims relating to the closure of certain stores in a subsidiary	**5**	286
	20 620	26 870
17 OUTSIDE SHAREHOLDERS' INTEREST		
Equity	**645 921**	410 297
Capital loans	**19 959**	32 168
	665 880	442 465

18 FINANCIAL INSTRUMENTS

Financial risk management

Fair value of financial instruments

All financial instruments have been recognised in the balance sheet and the directors consider the carrying values of all financial instruments to approximate their fair values, other than in regard to the interest free loans, the fair values of which cannot be determined.

Liquid resources, trade accounts receivable, investments and loans

The carrying amounts reported in the balance sheet approximate fair value.

Borrowings

The fair values of the Group's loans are estimated using discount cash flow analyses applying the RSA yield curve. The carrying amount of short term borrowings approximate their fair value.

Forward instruments

Forward exchange contracts are entered into mainly to cover import orders, and fair values are determined using foreign exchange market rates at 30 April 2003.

Credit risk management

Accounts receivable

The Group is exposed to credit risk in relation to accounts receivable which comprise trade debtors.

This risk is managed through formal procedures for the granting of credit. There are no significant concentrations of credit or counter party risk in this balance. The provision for doubtful debts is reviewed regularly.

Cash resources

The Group maintains a formal treasury department which manages and monitors daily funding requirements and foreign currency exposure. Surplus funds are always invested with banking institutions of a high quality credit standing.

Foreign currency management

The Group enters into forward exchange contracts to cover certain material foreign exchange purchases in order to manage its foreign currency exposure. Material foreign exchange contracts at 30 April 2003 are summarised below –

	Maturing	Foreign currency 000	Derivative fair value R000	Contract equivalent R000	Average rate R
2003					
US dollar	**Within 1 year**	**800**	**27**	**6 018**	**7.52**
2002					
US dollar	Within 1 year	3 000	—	34 200	11.40
	2 – 5 years	435	—	4 959	11.40

Foreign exchange gains or losses relate primarily to translation of foreign entities and are recognised in the foreign currency translation reserve. There have been no material realised foreign exchange gains or losses during the period.

18 FINANCIAL INSTRUMENTS *(continued)*

Group currency profile

Rand equivalent values of amounts translated from foreign currencies

	ZAR		A$		Other foreign currencies		Total	
	2003	2002	**2003**	2002	**2003**	2002	**2003**	2002
Accounts receivable	**765 606**	706 975	**2 567 349**	3 019 116	**191 105**	159 180	**3 524 060**	3 885 271
Net cash resources	**(1 533)**	(11 478)	**368 667**	477 727	**101 396**	73 722	**468 530**	539 971
Accounts payable and provisions	**1 701 198**	1 320 740	**3 493 832**	4 075 959	**332 730**	445 879	**5 527 760**	5 842 578
Interest bearing non-current liabilities	**—**	—	**1 084 398**	1 701 771	**—**	—	**1 084 398**	1 701 771

The Australian figures have been converted from Australian Dollars to Rand on the following basis –

- Income and expenditure items at R5.3565 = A$1 (2002: R5.0000)
- Assets and liabilities at R4.4392 = A$1 (2002: R5.7243)

Interest rate management

As part of the process of managing the Group's interest rate risk, interest rate characteristics of new borrowings and the refinancing of existing borrowings are positioned according to anticipated movements in interest rates with preference given to variable rates.

The interest rate repricing profile at 30 April 2003 is summarised as follows –

	Floating rate	1 – 6 months	7 – 12 months	Beyond 12 months	Total interest bearing debt
2003					
Interest bearing debt (R000)	**1 272 926**	**—**	**—**	**203 079**	**1 476 005**
% of total interest bearing debt	**86.2**	**—**	**—**	**13.8**	**100.0**
2002					
Interest bearing debt (R000)	2 083 047	—	—	83 592	2 166 639
% of total interest bearing debt	96.1	—	—	3.9	100.0

Funds on call earn interest at prevailing market call rates. Interest payable on bank borrowings fluctuates in accordance with the prime bank lending rate.

Liquidity risk management

The Group has minimised its liquidity risk by ensuring that it has adequate banking facilities and reserve borrowing capacity.

R000	2003	2002
Unutilised banking facilities		
Total banking facilities	**1 953**	1 649
Actual interest bearing debt	**636**	940
Unutilised banking facilities	**1 317**	709

Reserve capacity

In terms of the company's articles of association, the Group has unlimited borrowing powers.

19 EMPLOYEE BENEFITS

The Group provides retirement benefits through contributions to various retirement and superannuation funds.

South African operations contribute to the Metro Group retirement funds, comprising a defined contribution pension fund and a defined contribution provident fund which are not required to be actuarially valued. These funds are registered under and governed by the Pension Funds Act, 1956, as amended, and the majority of South African employees are members of these funds, other than the SACCAWU members who belong to a national industry defined contribution provident fund. Certain other employees are required by legislation to be members of various other funds.

The Australian operation contributes to the Jewel Superannuation Fund, a defined benefit retirement plan.

At the end of the year, the following significant schemes/funds were in existence –

- Metro Group Retirement Fund
- Metro Executive Provident Fund
- MetroCare Medical Scheme ("MetroCare")
- Metcash Superannuation Plan – AMP Custom Super
- Employee share option and incentive schemes

Defined contribution funds

Membership of each fund at 31 December 2002 and employer contributions for each fund for the financial year under review were as follows –

	2003		2002	
	Number of employees	**Contributions R000**	Number of employees	Contributions R000
Metro Group Retirement Fund	**2 269**	**11 572**	2 386	11 515
Metro Executive Providend Fund	**30**	**2 638**	30	2 408

Retirement benefit costs are expensed through the income statement as incurred.

Medical aid scheme

MetroCare operates as a medical benefit fund in Southern Africa and is a restricted membership scheme. The Group bears a portion of the cost of contributions of members and retired members which is expensed through the income statement as incurred. The scheme is not funded by any of the Group's assets.

Actuarial valuations of MetroCare were carried out by an independent firm of consulting actuaries at 31 December 2001 and 31 December 2002, the scheme's financial year ends. The projected unit credit method has been used to determine the present value of the accrued post-retirement benefit obligation at the valuation date.

On the basis of current practice, the actuarially determined present value of post-retirement medical benefits at 31 December 2002 of R87 million (2001: R86 million) is included in provisions (note 14). The present value of the unfunded obligation will be determined by an actuarial valuation every three years and an estimate will be made in accordance with similar principles in the interceding years.

At 31 December 2002, MetroCare had 2 545 members (2001: 2 954).

R000	2003	2002
19 EMPLOYEE BENEFITS *(continued)*		
Medical aid scheme *(continued)*		
Present value of obligation		
Opening balance	**86 320**	89 981
Interest cost	**12 948**	14 918
Current service cost	**6 301**	7 937
Benefits paid	**(2 408)**	(1 682)
Profit on curtailment	**(16 066)**	(24 834)
Closing balance	**87 095**	86 320
Contribution liability		
Income statement expense		
Interest cost	**12 948**	14 918
Current service cost	**6 301**	7 937
Profit on curtailment	**(16 066)**	(24 834)
	3 183	(1 979)
Actuarial assumptions		
Continuation of membership at retirement (%)	**70**	70
Health care cost inflation (%)	**12**	12
Discount rate (%)	**15**	15
Normal retirement age (years)	**65**	65
Fully eligible age (years)	**65**	65

Jewel Superannuation Fund

The assets and membership of this fund were transferred to the Metcash Superannuation Plan – AMP Custom Super – effective 1 May 2002.

Employee share option and incentive schemes

In Australia, an employee option scheme has been established in terms of which employees have been granted options over the ordinary shares of Metcash Trading Limited. The options are offered to all eligible employees and may be taken up at their election. The options cannot be transferred, will not be quoted on the Australian Stock Exchange and lapse on termination of employment.

In South Africa, there are two separate incentive schemes, namely, The Metro Share Incentive Scheme ("the scheme") and The 1999 Metro Share Incentive Scheme ("the 1999 scheme"). In terms of the scheme, shares and options to acquire shares were issued to eligible employees during 1994 and 1998 at R1.87 and R2.00 per share, respectively, to be taken up in various tranches. In terms of the 1999 scheme, options to acquire shares were issued, on various terms and conditions, to all eligible employees in April 2002 at a price of R1.82 per share, to be taken up in various tranches commencing April 2005. No options or shares under either scheme may be transferred and the rights thereto lapse on termination of employment.

	2003
20 CHANGE IN ACCOUNTING POLICY	
The Accounting Statement 133 – Financial Instruments Recognition and Measurement – was adopted during the year. This necessitated a fair value adjustment to long term accounts receivable.	
Fair value adjustment to long term accounts receivable against opening retained earnings on adoption of AC133 – Financial Instruments Recognition and Measurement	
Fair value adjustment to opening retained earnings	**48 006**
Deferred taxation	**(14 402)**
Net adjustment to opening retained earnings	**33 604**

Company income statement

for the year ended 30 April 2003

R000	Note	2003	2002
Revenue	1	—	91
Retained income for year		—	91

Company balance sheet

at 30 April 2003

R000	Note	2003	2002
ASSETS			
Non-current assets			
Interest in subsidiary companies	2	**844 217**	845 176
Loans receivable	3	**155 131**	155 131
Total assets		**999 348**	1 000 307
EQUITY AND LIABILITIES			
Shareholders' equity			
Stated capital	4	**1 641 861**	1 481 922
Reserves	5	**(642 513)**	(481 615)
Total equity and liabilities		**999 348**	1 000 307

Company cash flow statement

for the year ended 30 April 2003

R000	Note	2003	2002
Cash generated by operations	6	—	91
Cash flows from operating ativities		—	91
Cash flows from financing activities		—	(91)
Share issue expenses		**(803)**	(170)
Odd-lot capital reduction		**(156)**	—
Increase in loans to subsidiary companies		**959**	79
Net change in cash resources		—	—

Company statement of changes in shareholders' equity

for the year ended 30 April 2003

	Number of ordinary shares 000	Stated capital R000	Non-distributable reserves R000	Distributable reserves R000	Capital and reserves R000
Balance – April 2001	1 685 846	1 431 517	250	(431 381)	1 000 386
Income for year	—	—	—	91	91
Share issue expenses	—	(170)	—	—	(170)
Capitalisation award	21 916	50 575	—	(50 575)	—
Balance – April 2002	1 707 762	1 481 922	250	(481 865)	1 000 307
Income for year	—	—	—	—	—
Share issue expenses	—	(803)	—	—	(803)
Odd-lot capital reduction	(63)	(156)	—	—	(156)
Capitalisation awards	63 767	160 898	—	(160 898)	—
Balance – April 2003	**1 771 466**	**1 641 861**	**250**	**(642 763)**	**999 348**

R000	2003	2002
1 REVENUE		
Revenue comprises interest received.		
2 INTEREST IN SUBSIDIARY COMPANIES		
Shares at cost	**1 423 226**	1 423 226
Loans receivable	**110 702**	111 661
Loans payable	**(689 801)**	(689 711)
	844 217	845 176
These loans are interest free and have no fixed terms of repayment. Details are provided in the annexure on page 56.		
3 LOANS RECEIVABLE		
Employee share incentive trusts net of provision against recoverability	**155 131**	155 131
The loans are interest free and have no fixed terms of repayment		
4 STATED CAPITAL		
Authorised		
2 000 000 000 ordinary shares of no par value (2001: 2 000 000 000).		
Issued		
1 771 466 207 ordinary shares of no par value (2002: 1 707 762 018)		
Balance at beginning of year	**1 481 922**	1 431 517
Issued during year	**160 898**	50 575
	1 642 820	1 482 092
Odd-lot capital reduction	**(156)**	—
	1 642 664	1 482 092
Share issue expenses	**(803)**	(170)
Balance at end of year	**1 641 861**	1 481 922
The unissued shares are under the control of the directors until the forthcoming annual general meeting.		
5 NOTES TO THE CASH FLOW STATEMENT		
Cash generated by operations		
Operating income	**—**	91
	—	91
6 CONTINGENT LIABILITY		
Guarantee for loan extended to subsidiary company for the acquisition of Metcash Trading Limited, Australasia	**665 880**	898 715

Interest in subsidiary companies

at 30 April 2003

DOMICILE
Incorporated in the Republic of South Africa unless otherwise stated.

	Shares at cost		Loans		Issued share capital	Nature of business
DIRECTLY OWNED (100%)	**2003 R000**	2002 R000	**2003 R000**	2002 R000	R	
Metcash Africa (Pty) Limited	**—**	—	**14 427**	14 427	1	G
Metcash Aviation (Pty) Limited	**46**	46	**6 963**	6 963	1	D
Metcash S.A. Limited	**2**	2	**(689 801)**	(689 711)	1	E
Metro Management Services (Pty) Limited	**—**	—	**89 312**	90 271	2	G
Pinnacle Holdings Limited (Domicile 8)	**1 423 178**	1 423 178	**—**	—	1 133 210 114	E
	1 423 226	1 423 226	**(579 099)**	(578 050)		
Loans receivable			**110 702**	111 661		
Loans payable			**(689 801)**	(689 711)		

INDIRECTLY OWNED	Domicile	Effective holding* %	Issued share capital	Nature of business
April Cosmetic Chain Limited	5	100	NIS100	B
Australian Liquor Marketers Proprietary Limited	1	100	A$21 000 000	A
Bloch Supermarkets (Pty) Limited		100	R131	B
Far Eastern Zimbabwe Holdings Limited	4	100	HK$20 000	E
Fez Investments Limited	4	100	HK$2	E
Fez Wholesalers Limited	4	100	HK$2	E
Frasers Ncedisizwe Limited		81	R75 000	A
Frasmet (Pty) Limited	2	100	P100 000	E
Ian Fraser Limited	7	98	M500 000	E
Jack Yudelman Lesotho Wholesalers (Pty) Limited	7	100	M10	A
Jandu Investments (Pty) Limited		100	R7	E
J W Jagger Wholesalers (Private) Limited	13	100	Z$580 000	A
Larc Properties Botswana (Pty) Limited	2	100	P2	C
Mafeteng Wholesalers (Pty) Limited	7	100	M100	A
Mashbir Food Limited	5	100	NIS3 248 650	A
Metcash Far East Holdings Limited	9	100	US$2	E
Metcash Finance Limited	9	100	US$2	F
Metcash Investment Holdings Limited	9	100	US$2	E
Metcash Trading Limited		100	R2	A
Metcash Trading Limited, Australasia	1	61	A$630 748 848	A & B
Metcash Trading (Namibia) (Pty) Limited	10	100	N$20 000	A
Metkoor Limited	5	100	NIS2	E
Metro Botshabelo Limited		100	R100 000	A
Metro Cash and Carry (Bophuthatswana) Limited		100	R100 000	C
Metcash Africa (Botswana)(Pty) Limited	2	100	P2	E & G
Metro Cash and Carry (Kenya) Limited	6	100	Kshs 12 600 000	A
Metro Cash and Carry (Uganda) Limited	14	100	Ushs 1 001 000 000	A
Metrotracoc (Pty) Limited		100	R1 000 000	A
Metro Management Kenya Limited	6	100	Kshs 100 000	C
Metro Lesotho (Pty) Limited	7	100	M50 000	A
Metro Qwa Qwa Limited		63	R100 000	A
Metro Venda Limited		100	R600 000	C
Nolans Wholesale Limited	7	98	M60 000	A
Quthing Cash & Carry (Pty) Limited	7	51	M4 000	A
Sino African Limited	3	100	US$4	E
Soetensteeg 2-61 Exploitatiemaatschappij BV	11	100	NLG40 000	E
SW United Agency (Pty) Limited	10	100	N$100 000	E
Trador Cash & Carry (Transkei) Limited		100	R4 000	A
Trador Properties (Pty) Limited		100	R1	C
Wickson Corporation NV	12	100	US$6 000	E

**There has been no change during the year save for the change in effective holding in Metcash Trading Limited, Australasia, resulting from the acquisition of additional shares in that company.*

Index – Registered in foreign countries
1. Australia 2. Botswana 3. Cook Islands 4. Hong Kong 5. Israel 6. Kenya 7. Lesotho 8. Liberia 9. Mauritius 10. Namibia 11. Netherlands 12. Netherlands Antilles 13. Zimbabwe 14. Uganda

Index – Nature of business of subsidiary companies
A. Wholesale operations B. Retail operations C. Property D. Aircraft charter E. Investment holding F. Finance G. Management Services

Note: General information in respect of subsidiary companies as required in terms of the Companies Act is set out in respect of only those subsidiary companies, the financial position or results of which are material for a proper appreciation of the affairs of the Group. It is considered that the disclosure in these statements of such information in respect of the remaining subsidiary companies would entail expense out of proportion to the value to members. Information in respect of all subsidiary companies is available for inspection at the registered office.

Interest in trading managed associated companies

at 30 April 2003

	Number of shares
Frasers Cash & Carry (Maluti) (Pty) Limited	500
Jetro Zimbabwe (Pvt) Limited (49%)	15 680
Metcorp (Hong Kong) Limited	396 205
Metro Cash & Carry Holdings (Swaziland) (Pty) Limited	500
Metpress Zambia Limited	250
Metro Sefalana Cash & Carry Limited (40%)	8 132 000
Metro Lebowa Limited	1 000 000
Metspan International Limited	390 000
People's Trading Centre Limited	1 500 000

All the above companies are 50% owned unless otherwise stated

Interest in associated company

at 30 April 2003

	Number of shares
Produce Traders Trust	495 000

The above company is 40% owned (2002: 40%)

Information relating to Metro share incentive schemes

for the year ended 30 April 2003

	2003	2002
SHARES		
Number of shares allocated to employees	**62 996 813**	61 183 542
Number of unallocated shares in the Metro share incentive schemes	**32 515 454**	31 276 290
Number of shares subject to the schemes	**95 512 267**	92 459 832
Number of shares released to employees and paid in full	**(126 997)**	(244 402)

The shares were allocated to employees at prices ranging from R1.82 to R2.00, and will vest in tranches, over the period up to and including 2008.

	2003	2002
OPTIONS		
Opening balance	**7 555 700**	8 694 850
Granted to employees during year	**—**	—
Exercised during year	**(147 500)**	(147 600)
Expired during year	**(299 131)**	(991 550)
Closing balance	**7 109 069**	7 555 700

The options were issued in accordance with the terms and conditions of the Metro Share Incentive Scheme, at a price of R2.00 per share, and are exercisable in tranches over the period up to and including 2008. No options are held by directors of the company.

	2003	2002
Options over ordinary shares in Metcash Trading Limited, Australasia		
Opening balance	**33 286 950**	27 034 500
Issued during year	**—**	15 797 150
Exercised during year	**(5 102 770)**	(7 350 160)
Expired during year	**(1 577 460)**	(2 194 540)
Closing balance	**26 606 720**	33 286 950

The options may be exercised in tranches at prices ranging between A$0.431 to A$1.656 over the period March 2002 to January 2007. The exercise of options by executive directors is subject to the attainment of predetermined targets.

Analysis of shareholders

at 30 April 2003

According to the records of the company, shareholders registered as holding 5% or more of the company's shares at 30 April 2003 are as follows –

	Number of shares	%
Stanlib Asset Management Limited	475 940 403	26.87
RMB Asset Management (Proprietary) Limited	364 107 598	20.55
Old Mutual Asset Managers	260 647 756	14.71
Metro Cash and Carry share trusts	95 512 267	5.39

PUBLIC AND NON-PUBLIC SHAREHOLDERS

Category	Number of shareholders	Number of shares	%
Public shareholders	7 012	1 645 793 787	92.90
Non-public shareholders			
Directors*	10	39 661 917	2.24
The Metro Share Incentive Schemes	2	86 010 503	4.86
	7 024	1 771 466 207	100.00

**Includes shares subject to call option agreement*

Shareholders' diary

APRIL	End of financial year
JUNE	Profit announcement
JULY	Publication of annual report
SEPTEMBER	Annual general meeting
DECEMBER	Interim report

Administration

METRO CASH AND CARRY LIMITED

(Registration number 1946/021315/06)

GROUP COMPANY SECRETARY AND REGISTERED OFFICE

P M Gishen (Miss)
First Floor
33 Scott Street
Waverley
Johannesburg 2090

(PO Box 1970, Highlands North 2037)
Website: www.metro.co.za

TRANSFER OFFICES

Ordinary shares
Computershare Limited
70 Marshall Street
Johannesburg 2001

(PO Box 1053, Johannesburg 2000)

Depository shares
Deutsche Bank AG
Winchester House
1 Greater Winchester Street
London EC2N 2DB
England

and

4 Albany Street
New York
New York 10006
United States of America

METRO SHARE LISTINGS

Ordinary shares
JSE Securities Exchange South Africa

Depository shares
Luxembourg Stock Exchange

AUDITORS

Ernst & Young
Wanderers Office Park
52 Corlett Drive
Illovo
Johannesburg 2196

BANKERS

First National Bank, a division of
FirstRand Bank Limited

The Standard Bank of South Africa Limited

ABSA Bank Limited

Standard Bank London Limited

Australia and New Zealand Banking Group Limited

HSBC Bank Australia Limited

Citibank N.A.

ATTORNEYS

Fluxmans Inc
Fourth Floor
Allianz House
33 Baker Street
Rosebank
Johannesburg 2196

(Private Bag X41, Saxonwold 2132)

SPONSOR

Sasfin Corporate Finance,
a division of Sasfin Bank Limited
Sasfin Place
North Block
13 – 15 Scott Street
Waverley
Johannesburg 2090

(PO Box 95104, Grant Park 2051)

Notice of meeting

Notice is hereby given that the fifty-sixth annual general meeting of Metro Cash and Carry Limited ("the company") will be held at the head office of the company, First Floor, 33 Scott Street, Waverley, Johannesburg, at 14h30 on Thursday, 11 September 2003, for the following purposes –

1 Adoption of financial statements

To consider and adopt the annual financial statements for the year ended 30 April 2003.

2 Election of directors

To elect directors in place of Messrs J R McAlpine, H Mer, S O Shonhiwa, F v Z Slabbert and R D Taurog who retire in terms of the articles of association and being eligible, offer themselves for re-election.

3 Special business

To consider, and, if deemed fit, pass, with or without modification, the following resolutions as ordinary resolutions –

Ordinary resolution number 1

"RESOLVED THAT, subject to the requirements of the JSE Securities Exchange South Africa and to sections 221 and 222 of the Companies Act, 1973, as amended, all the unissued ordinary shares of the company be placed under the control of the directors of the company who are authorised, in their discretion, to allot and issue such shares on such terms and conditions as and when they deem fit."

Ordinary resolution number 2

"RESOLVED THAT, subject to not less than 75% of shareholders present in person or by proxy and entitled to vote at the annual general meeting at which this ordinary resolution is to be considered, voting in favour thereof, the directors of the company be and are hereby authorised, by way of a general authority, to issue all or any of the authorised but unissued ordinary shares in the capital of the company for cash as they in their discretion deem fit, subject to the following limitations –

1 the authority will not extend beyond the later of either the date of the annual general meeting of the company in respect of its financial year ended 30 April 2004 or the date of the expiry of fifteen months from the date of this resolution;
2 issues in terms of this authority will not exceed 15% in the aggregate of the shares of that class in the company's issued share capital in any one financial year (including securities which are compulsorily convertible into shares of that class);
3 upon any issue of shares which, together with prior issues during any financial year, will constitute 5% or more of the number of shares of the class in issue, the company shall, by way of a paid press announcement, give full details thereof, including the effect on the net asset value of the company and earnings per share;
4 the maximum discount at which shares may be issued is 10% of the weighted average traded price of the shares in question over the thirty business days prior to the date that the price of the issue is determined or agreed by the directors;
5 any such issue will only be made to public shareholders and not to related parties as defined by the JSE Securities Exchange South Africa, and must be of a class already in issue."

4 Other business

To transact such other business as may be transacted at an annual general meeting.

A member entitled to attend and vote at the meeting is entitled to appoint a proxy or proxies, who need not be members of the company, to attend and speak and, on a poll, vote in his stead.

A form of proxy is attached for use by certificated members and dematerialised members with own name registration who cannot attend the meeting and wish to be represented thereat. The form of proxy must reach the registered office of the company at least forty-eight hours before the meeting, i.e. by not later than 14h30 on Tuesday, 9 September 2003.

Members whose shares have been dematerialised (other than by own name registration) must inform their Central Securities Depository Participant ("CSDP") or broker of their intention to attend the meeting and obtain the necessary authorisation from the CSDP or broker to attend the meeting, or provide the CSDP or broker with voting instructions in terms of the custody agreement entered into between such shareholders and their CSDP or broker should they not be able to attend the meeting in person. These instructions must be provided to their respective CSDP or broker by the cut-off time or date advised by their CSDP or broker for instructions of this nature.

By order of the board



P M Gishen (Miss)
Group company secretary

Johannesburg
30 July 2003

Metro Cash and Carry Limited

(Incorporated in the Republic of South Africa)
(Registration number 1946/021315/06)
Share code: MTC
ISIN number: ZAE000012688
("the company")

FORM OF PROXY

For use only by certificated shareholders and own name dematerialised shareholders at the annual general meeting of the company to be held at the head office of the company, First Floor, 33 Scott Street, Waverley, Johannesburg, at 14h30 on Thursday, 11 September 2003, or such later time that may be applicable ("the meeting")

ANNUAL GENERAL MEETING OF MEMBERS

I/We ____

of ____

being a member/members of the abovementioned company, and entitled to [Number of votes] (1 share = 1 vote)
hereby appoint

____

of ____

or failing him, the chairman of the meeting, as my/our proxy to vote for me/us and on my/our behalf at the meeting of the company to be held on 11 September 2003, and at any adjournment thereof.

	For	Against	Abstain
1 Adoption of annual financial statements			
2 Re-election of directors –			
J R McAlpine			
H Mer			
S O Shonhiwa			
F v Z Slabbert			
R D Taurog			
3 Place unissued shares under the control of the directors			
4 Provide the directors with a general mandate to issue shares for cash, subject to certain specific requirements laid down by the JSE Securities Exchange South Africa			

Signed this ____________ day of ____________ 2003

____
Signature of member

NOTES

1. This form of proxy must be signed and the date filled in thereon when signing. The form of proxy must reach the company at least forty-eight hours before the meeting.

2. If the form of proxy is signed under a power of attorney, such power of attorney, unless previously registered with the company or waived by the chairman of the meeting, must accompany it, failing which the form of proxy cannot be used at the meeting.

3. The name of a proxy or the names of two alternative proxies may be inserted in the space provided, with or without deleting "the chairman of the meeting", but any such deletion must be initialled by the shareholder concerned. The person whose name appears first on the form of proxy and who is present at the meeting will be entitled to act as proxy to the exclusion of those whose names follow.

4. Please insert an "X" in the relevant spaces according to how you wish your votes to be cast. However, if you wish to cast your votes in respect of a lesser number of shares than you own in the company, insert the number of ordinary shares held in respect of which you wish to vote. Failure to comply with the above will be deemed to authorise the proxy to vote or to abstain from voting at the meeting as he/she deems fit in respect of all the shareholder's votes exercisable thereat. A shareholder or his/her proxy is not obliged to use all the votes exercisable by the shareholder or by his/her proxy, but the total of the votes cast and in respect whereof abstentions recorded may not exceed the total of the votes exercisable by the shareholder or by his/her proxy.

5. The completion and lodging of this form of proxy will not preclude the relevant shareholder from attending the meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms hereof. Where there are joint holders of shares, the vote of the senior joint holder who tenders a vote, as determined by the order in which the names stand in the register of members, will be accepted.

6. Any alterations or corrections made to this form of proxy must be initialled by the signatory/ies.

7. A minor must be assisted by his/her parent or guardian unless the relevant documents establishing his/her legal capacity are produced or have been registered by the transfer secretaries of the company.

8. The chairman of the meeting may accept or reject any form of proxy, in his absolute discretion, which is completed other than in accordance with these notes.

9. If required, additional forms of proxy are available from the transfer secretaries or the group company secretary of the company.

10. Dematerialised shareholders, other than by own name registration, must NOT complete this form of proxy but must provide their CSDP or broker with their voting instructions in terms of the custody agreement entered into between such shareholders and their CSDP or broker.

Nelco